Exhibit 99.12

AGREEMENT AND PLAN OF MERGER

among

BRITISH AMERICAN TOBACCO P.L.C.,

BATUS HOLDINGS INC.,

FLIGHT ACQUISITION CORPORATION

and

REYNOLDS AMERICAN INC.

Dated as of January 16, 2017

Table of Contents

i

v

Index of Defined Terms

Defined Term	Section
Acceptable Confidentiality Agreement	5.02(a)
Action	9.03
ADS Ratio	9.03
affiliate	9.03
Agreement	Preamble
Antitrust Laws	6.03(c)
Antitrust Restriction	7.02(c)
Articles of Merger	1.03
Book-Entry Shares	2.01(f)
Business Day	9.03
Cash-Out RSU	9.03
Certificate	2.01(f)
Clean Team Agreement	9.03
Closing	1.02
Closing Date	1.02
Code	2.02(h)
Commonly Controlled Entity	9.03
Company	Preamble
Company Adverse Recommendation Change	5.02(b)
Company Benefit Plans	9.03
Company Board	Recitals
Company Bylaws	3.01
Company Charter	3.01
Company Disclosure Letter	Article III
Company DSU	9.03
Company Material Adverse Effect	9.03
Company Material Contract	3.15(b)
Company Notice	5.02(b)
Company Performance Share	9.03
Company Personnel	9.03
Company Recommendation	3.04(b)
Company RSU	9.03
Company SEC Documents	3.06(a)
Company Shareholder Approval	3.04(c)
Company Shareholders Meeting	6.01(c)
Company Stock Awards	9.03
Company Stock Plans	9.03
Company Subsidiary	3.01
Company Takeover Proposal	5.02(e)
Company Termination Fee	6.08(b)
Company Voting Debt	3.03(a)
Confidentiality Agreement	9.03

Confidentiality/Antitrust Protocol	9.03
Consent	3.05(b)
Contract	3.05(a)
Deposit Agreement	9.03
Disclosure Guidance and Transparency Rules	9.03
Dissenting Shares	2.01(g)
EBITDA	5.02(e)
Effective Time	1.03
End Date	8.01(b)(i)
Environmental Law	9.03
ERISA	9.03
Excess Shares	2.02(i)
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	9.03
FCA	4.05(b)
Filed Company Contract	3.15(a)
Filed Company SEC Documents	3.06(c)
Financing	9.03
Form 8-A	4.05(b)
Form F-4	4.05(b)
Form F-6	4.05(b)
FSMA	9.03
GAAP	3.06(b)
Governance Agreement	Recitals
Governmental Entity	3.05(b)
HSR Act	3.05(b)
HSR Filing	6.03(a)
IFRS	4.06(a)
Indebtedness	9.03
Intellectual Property	9.03
Judgment	3.05(a)
Knowledge	9.03
Law	3.05(a)
Liens	3.02(a)
Listing Rules	9.03
LSE	4.06(d)
Market Abuse Regulation	9.03
Material Adverse Effect	9.03
Maximum Premium	6.07(c)
Menthol Regulatory Action	9.03
Merger	Recitals
Merger Consideration	2.01(c)
NCBCA	1.01

New Term Loan Facility	9.03
NYSE	2.02(i)
Parent	Preamble
Parent ADSs	Recitals
Parent Articles	4.03(a)
Parent Board	Recitals
Parent Circular	4.05(b)
Parent Disclosure Letter	Article IV
Parent Entities	Preamble
Parent Material Adverse Effect	9.03
Parent Ordinary Shares	Recitals
Parent Prospectus	4.05(b)
Parent Public Reports	4.06(a)
Parent Recommendation	4.04(b)
Parent Share Awards	9.03
Parent Shareholder Approval	4.04(d)
Parent Shareholders Meeting	4.05(b)
Parent Subsidiary	4.01(b)
Parent Termination Fee	6.08(c)
Parent Voting Debt	4.03(a)
Per Share Cash Consideration	2.01(c)(ii)
Per Share Stock Consideration	2.01(c)(i)
Permits	3.01
person	9.03
Plan of Merger	Recitals
Prospectus Rules	9.03
Proxy Statement	3.05(b)
Regulatory Requirement	6.03(c)
Representatives	5.02(a)
Required Company Shareholder Approvals	3.04(c)
Restraints	7.01(f)
RSU Exchange Ratio	9.03
Sarbanes-Oxley Act	3.06(b)
Schedule 13E-3	3.05(b)
SEC	3.05(b)
Securities Act	3.06(b)
Sub	Preamble
Sub Board	Recitals
Sub Shareholder Approval	4.04(c)
subsidiary	9.03
Surviving Common Stock	2.01(a)
Surviving Corporation	1.01
Tax Return	9.03
Taxes	9.03
Tobacco Litigation	9.03

Transaction Committee	Recitals
Transactions	1.01
UKLA	4.05(b)
Unaffiliated Shareholder Approval	3.04(c)

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 16, 2017, among British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales (“Parent”), BATUS Holdings Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“BATUS” and, together with Parent, the “Parent Entities”), Flight Acquisition Corporation, a North Carolina corporation and an indirect wholly owned subsidiary of Parent (“Sub”), and Reynolds American Inc., a North Carolina corporation (the “Company”).

WHEREAS as of the date hereof, Parent, together with certain of its direct and indirect subsidiaries, owns 601,368,171 shares of Company Common Stock;

WHEREAS the board of directors of the Company (the “Company Board”), having received the unanimous recommendation of the transaction committee (the “Transaction Committee”) of the Company Board, which Transaction Committee is comprised exclusively of all of the Other Directors (as defined in the Governance Agreement, dated as of July 30, 2004, among Parent, Brown & Williamson Tobacco Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent, and the Company (as amended from time to time, the “Governance Agreement”)), has adopted the plan of merger contained in this Agreement (the “Plan of Merger”), whereby Sub shall be merged with and into the Company (the “Merger”), and recommended that the holders of Company Capital Stock approve the Plan of Merger, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the board of directors of Sub (the “Sub Board”) has adopted the Plan of Merger and recommended that the sole shareholder of Sub adopt and approve the Plan of Merger, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the board of directors of Parent (the “Parent Board”) has approved the Plan of Merger and the other Transactions (including the issuance of American depositary shares of Parent (“Parent ADSs”) in accordance with the Deposit Agreement, with each such Parent ADS representing, as of the date of this Agreement, two ordinary shares, par value 25 pence per share, of Parent (the “Parent Ordinary Shares”), and the issuance of the Parent Ordinary Shares underlying the Parent ADSs pursuant to the Merger) and recommended that the holders of Parent Ordinary Shares approve the Transactions, in each case on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS the Parent Entities, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the North Carolina Business Corporations Act, as amended (the “NCBCA”), Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, as a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).  The Merger and the other transactions contemplated by this Agreement are referred to in this Agreement collectively as the “Transactions”.

SECTION 1.02.  Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. on the third Business Day following the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of those conditions), or at such other place, time and date as shall be agreed in writing between Parent and the Company; provided, however, that if and to the extent necessary to consummate all or any portion of the Financing (as determined by Parent in its sole discretion), the Closing shall instead occur on any Business Day specified by Parent (on no less than three Business Days’ prior written notice to the Company) during the five Business Day period beginning on the date of the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of those conditions).  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03.  Effective Time.  Prior to the Closing, the Parent Entities shall prepare, and, subject to the terms and conditions set forth in this Agreement, on the Closing Date the Parent Entities and the Company shall file with the Secretary of State of the State of North Carolina, the articles of merger relating to the Merger (the “Articles of Merger”) executed in accordance with the relevant provisions of the NCBCA and shall make all other filings or recordings required under the NCBCA as soon as practicable on or after the Closing Date.  The Merger shall become effective at such time as the Articles of Merger are duly filed with such Secretary of State of the State of North Carolina, or at such other time as Parent and the Company shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04.  Effects.  The Merger shall have the effects set forth in Section 55-11-06 of the NCBCA.

SECTION 1.05.  Change in Structure.  At any time prior to the Effective Time, Parent may change the structural method of effecting the combination with the Company contemplated hereby (including by making appropriate amendments to the provisions of this Article I and of Article II to reflect such alternative structure and to provide for such other changes necessitated thereby) if and to the extent Parent deems such alternative structure to be desirable; provided, however, that no such change shall (a) alter or change in any way (including as to the amount or kind) the Merger Consideration, (b) adversely affect the Tax treatment of holders of Company Common Stock or Company Stock Awards as a result of the Transactions, (c) reasonably be expected to delay the Closing, (d) adversely affect any party’s ability to satisfy any of the conditions set forth in Article VII or (e) require any further Parent Shareholder Approval in the event that the Parent Shareholder Approval has already been obtained, or require any additional action by the holders of Company Common Stock (other than Parent and any Parent Subsidiary); provided, further, that Parent shall provide at least three Business Days notice to the Company prior to making any change pursuant to this Section 1.05.

SECTION 1.06.  Articles of Incorporation and Bylaws of the Surviving Corporation.  (a)  The Company Charter as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b)  The Bylaws of Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Sub shall be replaced by the name of the Surviving Corporation.

SECTION 1.07.  Directors.  The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.08.  Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect of the Merger on the Capital Stock of the
Constituent Corporations

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parent Entities, Sub or the holder of any shares of Company Capital Stock or any shares of capital stock of Sub:

(a) Capital Stock of Sub.  Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Common Stock”).

(b) Parent-Owned Company Common Stock.  Notwithstanding anything to the contrary herein, each issued and outstanding share of Company Common Stock that is owned by Parent or any Parent Subsidiaries immediately prior to the Effective Time shall cease to be outstanding and automatically be canceled at the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor (including, for the avoidance of doubt, pursuant to Section 2.01(c)).

(c) Conversion of Company Common Stock.  Subject to Sections 2.01(b), 2.01(g) and 2.02(i), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, the Parent Entities, Sub or the holder of any shares of Company Capital Stock, be converted into the right to receive the following consideration (collectively, the “Merger Consideration”):

(i) the number of Parent ADSs equal to (A) the Exchange Ratio divided by (B) the ADS Ratio (the “Per Share Stock Consideration”), subject to adjustment in accordance with Section 2.01(h); and

(ii) $29.44 in cash, without interest (the “Per Share Cash Consideration”), subject to adjustment in accordance with Section 2.01(h).

(d) Series B Preferred Stock.  Notwithstanding anything to the contrary herein, each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding as one share of Series B Preferred Stock, par value $0.01 per share, of the Surviving Corporation.

(e) Discharge of BATUS’s Obligations.  BATUS’s obligation to deliver the Merger Consideration may be discharged by BATUS causing such Merger Consideration or any part thereof to be provided by Parent or any Parent Subsidiary to the Exchange Agent, for the benefit of the holders of Company Common Stock, in accordance with the terms and subject to the conditions set forth in this Article II; provided, however, that nothing in this Section 2.01(e) shall relieve BATUS of its obligations hereunder.

(f) Cancelation of Company Common Stock.  As of the Effective Time, all shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or (ii) any such shares of Company Common Stock held in book-entry form (“Book-Entry Shares”), in each case, other than any Certificates or Book-Entry Shares representing Dissenting Shares, shall cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02, (ii) any dividends or other distributions in accordance with Section 2.02(c) and (iii) any cash to be paid in lieu of any fractional entitlements to Parent ADSs in accordance with Section 2.02(i), in each case without interest.

(g) Dissenting Shares.  Notwithstanding anything to the contrary herein, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent or any Parent

Subsidiaries) and which are held by holders of Company Common Stock who shall have not voted, or caused or permitted to be voted, any shares of Company Common Stock in favor of adoption of the Plan of Merger at the Company Shareholders Meeting and who shall have properly asserted (and not lost or effectively withdrawn) his, her or its appraisal rights for such shares in accordance with Article 13 of the NCBCA (any such shares of Company Common Stock, collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration pursuant to Section 2.01(c).  Such holders of Dissenting Shares instead shall only be entitled to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of Article 13 of the NCBCA and in accordance with the provisions of this Section 2.01(g), except that all Dissenting Shares held by holders of Company Common Stock who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost his, her or its right to dissent from the Merger under Article 13 of the NCBCA shall cease to be Dissenting Shares, holders of such shares shall not be entitled to appraisal of such shares of Company Common Stock under Article 13 of the NCBCA and such shares shall be deemed to be converted into and represent the right to receive the Merger Consideration, without any interest thereon, in the manner provided for in Section 2.01(c).  From and after the Effective Time, the Dissenting Shares shall automatically be cancelled and shall cease to exist and any holder of Dissenting Shares shall cease to have any rights with respect thereto except (i) as provided in Article 13 of the NCBCA, (ii) as provided in the prior sentence and (iii) the right to receive payment of any dividends or other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such Dissenting Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.  The Company shall (i) give Parent prompt notice of any notice or demand for appraisal of any shares of Company Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to direct and control all negotiations and proceedings with respect to any such demands (provided that Parent shall reasonably consult with the Company with respect to any such proceedings and the Company shall not be required to pay any amounts prior to the Closing in settlement of any such negotiations or proceedings) and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate any such demands.  Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Article 13 of the NCBCA shall receive cash payment therefor from the Surviving Corporation from funds provided by BATUS (but only after the amount of the consideration required therefor shall have been agreed upon or finally determined pursuant to the NCBCA).

(h) Adjustments to Prevent Dilution.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the number or class of outstanding Parent Ordinary Shares, Parent ADSs or Company Common Stock shall occur by reason of any reclassification, recapitalization, split or combination (including a reverse stock split), exchange, merger, consolidation or readjustment of shares, or any stock dividend thereon with a record date during such period, or any similar transaction or event, the Exchange Ratio, the Per Share Stock Consideration, the Per Share Cash Consideration, the RSU Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.  Nothing in this Section 2.01(h) shall be construed as permitting the Company, any Parent Entity or Sub to take any action or enter into any transaction otherwise prohibited by this Agreement.

SECTION 2.02.  Exchange of Shares.  (a)  Exchange Agent.  Not less than 30 days prior to the anticipated Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration.  As of the Effective Time, (i) Parent, on behalf of BATUS, shall have deposited with or provided to the Exchange Agent, or shall have caused to be deposited with or provided to the Exchange Agent, in escrow for the benefit of the holders of Company Common Stock, the aggregate number of Parent ADSs (rounded up to the nearest whole number) to be issued as Merger Consideration, and (ii) BATUS shall have deposited with or provided to the Exchange Agent, in escrow for the benefit of the holders of Company Common Stock, an amount of cash in U.S. dollars equal to the product of (x) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent or any Parent Subsidiaries and any Dissenting Shares) and (y) the Per Share Cash Consideration.  Parent’s issuance of the Parent Ordinary Shares underlying the Parent ADSs to be issued as Merger Consideration to the depositary of the Parent ADSs shall be in its capacity as nominee, in which case beneficial ownership to such Parent ADSs shall vest at the Effective Time to the applicable holders of Company Common Stock; provided, however, that the vesting of legal title to such Parent ADSs to such holders of Company Common Stock shall be conditional upon compliance by such holders with Section 2.02(b).  Following the Effective Time, the Parent Entities shall promptly deposit with the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 2.02(c).  All cash and Parent ADSs deposited with or provided to the Exchange Agent by or on behalf of BATUS shall be referred to in this Agreement as the “Exchange Fund”.  The Parent Entities will instruct the Exchange Agent to pay the Merger Consideration out of the Exchange Fund in accordance with the terms of this Agreement, and the Exchange Fund shall not be used for any purpose other than the delivery of the Merger Consideration and of any dividends and other distributions pursuant to Section 2.02(c).

(b)  Exchange Procedures.  As soon as reasonably practicable after the Effective Time, but in any event no later than three Business Days following the Effective Time:

(i) the Parent Entities shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock represented by Certificates as of the Effective Time, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent and shall be in customary form as approved by the Parent Entities and the Company) and (B) instructions for surrendering such Certificates in exchange for Merger Consideration, including cash in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i).  Upon the surrender of such Certificates for cancelation to the Exchange Agent together with such letter of transmittal, duly executed and completed and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive as promptly as practicable in exchange therefor (1) the number of Parent ADSs representing, in the aggregate, the whole number of Parent ADSs, if any, that such holder has the right to receive as Merger Consideration and (2) an amount of cash, in U.S. dollars, that such holder has the right to receive as Merger Consideration, including cash payable in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i) and dividends and other distributions payable pursuant to Section 2.02(c) (less any required Tax withholding), pursuant to this Article II.  In the event of a transfer of ownership of a Certificate that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name such Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than such registered holder or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each share of Company Common Stock represented by a Certificate converted into the right to receive Merger Consideration pursuant to Section 2.01(c) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, cash in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i) and any dividends or other distributions pursuant to Section 2.02(c) as contemplated by this Article II.  No dividends or other distributions declared or made with respect to Parent Ordinary Shares and Parent ADSs with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent ADSs issuable upon surrender thereof and in respect of such holder’s Book-Entry Shares until after the surrender of such Certificate in accordance with this Article II.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(ii) the Parent Entities shall cause the Exchange Agent to mail to each holder of record of Book-Entry Shares as of the Effective Time (other than any Book-Entry Shares representing Dissenting Shares) (A) a notice of the effectiveness of the Merger, (B) a statement reflecting the whole number of Parent ADSs, if any, in the name of such record holder that such holder has the right to receive as Merger Consideration and (C) an amount in cash, in U.S. dollars, that such holder has the right to receive as Merger Consideration, including cash payable in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i) and dividends and other distributions payable pursuant to Section 2.02(c) (less any required Tax withholding), pursuant to this Article II.  Holders of Company Common Stock who hold all of their shares of Company Common Stock as Book-Entry Shares will not be required to take any action to receive the Merger Consideration in respect of such shares.  Any holder of both shares of Company Common Stock represented by Certificates and by Book-Entry Shares will be required to complete the exchange procedures outlined in paragraph (i) above for such Certificates before such holder will receive the Merger Consideration, including any cash payable in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i) and dividends and other distributions payable pursuant to Section 2.02(c) (less any required Tax withholding), pursuant to this Article II.

(c)  No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock converted into the right to receive Merger Consideration pursuant to Section 2.01(c), subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by BATUS, on a daily basis; provided that (i) such investments will be in obligations of, or guaranteed by, the United States of America or rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and (ii) no gain or loss thereon shall affect the amounts payable to the holders of Company Common Stock following completion of the Merger pursuant to this Article II and the Parent Entities shall take all actions necessary to ensure that the Exchange Fund includes cash sufficient to satisfy BATUS’s obligation under this Article II.  Subject to the Parent Entities’ respective obligations pursuant to this Article II, any interest and other income resulting from such investments shall be paid to BATUS.

(e)  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock after one year after the Effective Time shall be delivered upon demand to BATUS, as nominee for any holder of Company Common Stock who has not theretofore complied with this Article II, and any such holder of Company Common Stock shall thereafter look only to BATUS, or if BATUS has insufficient funds to satisfy any such claim, Parent, for payment of its claim for Merger Consideration, any cash in lieu of fractional entitlements to Parent ADSs and any dividends or other distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon and subject to applicable Law.  If any Certificate or Book-Entry Share has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity), any such Parent ADSs, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto; provided that, to the extent that any such Parent ADSs in respect of such Certificate or Book-Entry Share cannot become the property of the Surviving Corporation under applicable Law, such Parent ADSs shall be sold, on behalf of such holders of Company Common Stock, and the proceeds shall become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f)  No Liability.  None of Parent, BATUS, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will cause the Exchange Agent to deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional entitlements to Parent ADSs and any dividends or other distributions to which such holder is entitled pursuant to this Article II.

(h)  Withholding Rights.  Notwithstanding anything to the contrary herein, Parent, any Parent Subsidiary or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement any amounts that may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law.  Any such amounts deducted and withheld shall be treated for all purposes of this Agreement as having been paid to such holder of Company Common Stock.  Notwithstanding the above, if Parent determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement and the Transactions contemplated herein, the parties hereto shall cooperate with one another and use reasonable efforts to reduce or eliminate such deduction or withholding to the extent allowed under applicable Law.

(i)  No Fractional Shares.  No certificates, American depositary receipts or scrip representing fractional Parent ADSs shall be distributed upon the conversion of Company Common Stock pursuant to Section 2.01, no dividends or other distributions of Parent shall relate to such fractional Parent ADS interests and such fractional Parent ADS interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent.  All fractional entitlements to a Parent ADS to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated by the Exchange Agent and rounded to three decimal points.  In lieu of such fractional Parent ADS entitlements, the Parent Entities shall pay to each holder of a Certificate (upon surrender thereof as provided in this Article II) or Book-Entry Share an amount in cash in U.S. dollars, without interest, rounded to the nearest cent, as determined below.  As promptly as practicable after the Effective Time, the Exchange Agent shall determine the excess of (i) the aggregate number of Parent ADSs (rounded up to the nearest whole number) to be issued as Merger Consideration over (ii) the aggregate whole number of Parent ADSs to be distributed to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II and after giving effect to this Section 2.02(i) (such excess being herein referred to as the “Excess Shares”).  As promptly as practicable after the Effective Time, the Exchange Agent, as agent for the applicable holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (the “NYSE”), all in the manner provided herein.  The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable.  Until the net proceeds of any such sale or sales have been distributed to such holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in escrow for the benefit of such holders.  The net proceeds of any such sale or sales of Excess Shares to be distributed to such holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer Taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales.  The Exchange Agent shall determine the portion of such net proceeds (subject to customary rounding) to which each applicable holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the net proceeds from the sale of Excess Shares on the NYSE as contemplated above by a fraction, the numerator of which is the amount of the fractional Parent ADS interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares exchanged by such holder) and the denominator of which is the aggregate amount of fractional Parent ADS interests to which all applicable holders of Certificates or Book-Entry Shares are entitled.  As soon as practicable after the determination of the amount of cash to be paid to such holders of Certificates or Book-Entry Shares with respect to any fractional Parent ADS interests, the Exchange Agent shall promptly pay such amounts, subject to customary rounding, to such holders subject to and in accordance with this Section 2.02(i).  The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional Parent ADS entitlements is not separately bargained-for consideration but merely represents a mechanical rounding off as the Deposit Agreement does not permit the issuance of fractional Parent ADSs.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to the Parent Entities and Sub that, except (a) as set forth in the disclosure letter dated the date of this Agreement (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent) delivered by the Company to the Parent Entities and Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) or (b) as disclosed in the Filed Company SEC Documents (excluding any disclosures contained in any part of any Filed Company SEC Document entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Filed Company SEC Documents to the extent they are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded):

SECTION 3.01.  Organization, Standing and Power.  Each of the Company and each subsidiary of the Company (each, a “Company Subsidiary”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and each Company Subsidiary has all requisite corporate power and authority and has obtained all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such Permits the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company and each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent true and complete copies of the Amended and Restated Articles of Incorporation of the Company (the “Company Charter”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), in each case as amended through the date of this Agreement.

SECTION 3.02.  The Company Subsidiaries; Equity Interests.  (a)   All of the outstanding shares of capital stock of, or other equity, voting or ownership interests in, each Company Subsidiary have been validly issued and are fully paid and, to the extent applicable, nonassessable, and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, claims, liens, charges, mortgages, encumbrances, hypothecation, assignments and security interests of any kind or nature whatsoever (collectively, “Liens”) and free and clear of any other restriction (including any restriction on the right to vote, sell or dispose of such capital stock or other equity, voting or ownership interests), except for restrictions imposed by applicable securities Laws or pursuant to the Governance Agreement.

(b)  Except for the capital stock of, or other equity, voting or ownership interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, as of the date of this Agreement, directly or indirectly, any capital stock of, or other equity, voting or ownership interests in, or any interest convertible into or exchangeable for any capital stock of, or other equity, voting or ownership interests in, any person.

SECTION 3.03.  Capital Structure.  (a)   The authorized capital stock of the Company consists of 3,200,000,000 shares of common stock, par value $0.0001, of the Company (the “Company Common Stock”) and 100,000,000 shares of preferred stock, par value $0.01 per share (such preferred stock, together with the Company Common Stock, the “Company Capital Stock”), of which 4,000,000 shares are designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and 1,000,000 shares are designated as Series B Preferred Stock (the “Series B Preferred Stock”).  At the close of business on January 12, 2017, (i) 1,425,934,305 shares of Company Common Stock were outstanding, none of which were held by any Company Subsidiary, (ii) 7,073,244 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans in respect of outstanding awards, including (A) Company RSUs with respect to 137,686 shares of Company Common Stock, (B) 390,449 shares of Company Common Stock with respect to Company DSUs that are settled in Company Common Stock and 246,049 shares of Company Common Stock with respect to Company DSUs that are settled in cash, and (C) Company Performance Shares with respect to 6,299,060 shares of Company Common Stock, assuming achievement of applicable performance goals at maximum level, (iii) no shares of Series A Preferred Stock were outstanding and (iv) 1,000,000 shares of Series B Preferred Stock were issued and outstanding, all of which were held by a Company Subsidiary.  Except as set forth above, at the close of business on January 12, 2017, no shares of capital stock of, or other equity, voting or ownership interests in, the Company were issued, reserved for issuance or outstanding.  All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NCBCA, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound (other than any Contracts to which Parent or any Parent Subsidiary is a party or otherwise bound).  There is no Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Capital Stock may vote (“Company Voting Debt”).  Except as set forth above, as of the date of this Agreement there are no options, warrants, rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than any Contracts, arrangements or undertakings to which Parent or any Parent Subsidiary is a party or by which any of them is bound) (x) other than as may be required by the Governance Agreement, obligating the Company or any Company Subsidiary to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of or other equity, voting or ownership interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity, voting or ownership interest in, the Company or any Company Subsidiary or any Company Voting Debt, (y) obligating the Company or any Company Subsidiary to issue, grant, sell, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of the Company or any Company Subsidiary.  As of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity, voting or ownership interests in, the Company or any Company Subsidiary or (ii) vote or dispose of any shares of capital stock of, or other equity, voting or ownership interest in, any Company Subsidiaries.

(b)  During the period from the close of business on January 12, 2017 to the date of this Agreement, there have been no issuances, distributions or dividends by the Company of any shares of capital stock of, or other equity, voting or ownership interests in, the Company other than issuances of shares of Company Common Stock in connection with the vesting or settlement of Company Stock Awards in accordance with their terms.  To the Knowledge of the Company, there are no irrevocable proxies and no voting agreements with respect to any shares of the capital stock or other voting securities of the Company or any Company Subsidiary, other than pursuant to the Governance Agreement.

SECTION 3.04.  Authority; Execution and Delivery; Enforceability.  (a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject, in the case of the Merger, to receipt of the Company Shareholder Approval.  The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation by the Company of the Transactions have been or will be duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Shareholder Approval.  The Company has duly executed and delivered this Agreement, and, assuming this Agreement constitutes a valid and binding obligation of the Parent Entities and Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)  The Company Board, having received the unanimous recommendation of the Transaction Committee, at a meeting duly called and held, duly adopted resolutions (i) adopting this Agreement, the Plan of Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders (other than Parent and its affiliates), (iii) recommending that the Company’s shareholders approve the Plan of Merger (the “Company Recommendation”) and (iv) declaring that this Agreement and the Plan of Merger are advisable, which resolutions have not been subsequently rescinded, modified or withdrawn in any way except as permitted by Section 5.02.  The Company is not subject to the restrictions set forth in Article 9 or Article 9A of the NCBCA, and no other “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or Federal Laws in the United States applicable to the Company is applicable to this Agreement, the Merger and the other Transactions.  To the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Merger or any other Transaction.

(c)  The only votes of holders of any class or series of Company Capital Stock necessary to approve this Agreement and the Plan of Merger are the approval of the Plan of Merger by the holders of a majority of the outstanding shares of Company Capital Stock entitled to vote thereon (the “Company Shareholder Approval”) and by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon and present (in person or by proxy) and voting at the Company Shareholders Meeting that are not owned, directly or indirectly, by Parent, any Parent Subsidiary or any Company Subsidiary (the “Unaffiliated Shareholder Approval” and, together with the Company Shareholder Approval, the “Required Company Shareholder Approvals”).  The Required Company Shareholder Approvals are the only approvals required by the holders of Company Capital Stock, or any of them, to consummate the Merger.

SECTION 3.05.  No Conflicts; Consents.  (a)  The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder do not,  and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable organizational documents of any Company Subsidiary (assuming the Company Shareholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any material contract, commitment, obligation, lease, license, indenture, note, debenture, bond, guarantee, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound (other than any material Contracts to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound) or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law, ordinance, rule or regulation (“Law”), in each case applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 3.05(a), effects resulting from or arising in connection with the execution, delivery or performance of this Agreement, as set forth in clause (d) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impair the ability of the Company to perform its obligations hereunder or consummate the Merger.

(b)  No consent, waiver, approval, license, Permit, order or authorization (“Consent”) of or from, or registration, declaration, notice or filing with or made to any domestic or foreign (whether national, Federal, state, provincial, local or otherwise) government or any court of competent jurisdiction, administrative agency, taxing authority or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) or the expiry of any related waiting period is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other mandatory or appropriate merger control filings and notifications in respect of the Transactions, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement relating to the approval of this Agreement by the Company’s shareholders (as amended or supplemented from time to time, the “Proxy Statement”), (B) a Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to the Merger (the “Schedule 13E-3”) and (C) such reports under Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Articles of Merger with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings with and approvals of the Bureau of Alcohol, Tobacco, Firearms and Explosives, state licensing authorities and state taxing authorities as are required to consummate the Transactions, (v) compliance with and such filings as may be required under applicable Environmental Laws and (vi) such other items that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 3.05(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (d) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impair the ability of the Company to perform its obligations hereunder or consummate the Merger.

SECTION 3.06.  SEC Documents; Undisclosed Liabilities.  (a)  The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed with the SEC by the Company since January 1, 2015 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being referred to collectively as the “Company SEC Documents”).

(b)  Each Company SEC Document (i) at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement or the Closing Date, then at the time of such filing or amendment), complied as to form in all material respects with the requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement or the Closing Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments).  Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the NYSE with respect to the Company SEC Documents and the statements contained in such certifications are complete and correct.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c)  Except as set forth in the Company SEC Documents filed by the Company with the SEC and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), or as incurred in the ordinary course of business since the date of the last balance sheet included in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto and that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d)  The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets that could have a material effect on the Company’s financial statements.

(e)  The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.  To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.

(f)  Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(g)  Since January 1, 2016, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(h)  Except for Lorillard, Inc., none of the Company Subsidiaries is, or has at any time since January 1, 2015, been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(i)  The Company is, and since January 1, 2015 has been, in compliance in all material respects with all applicable listing and corporate governance rules and requirements of the NYSE.

SECTION 3.07.  Disclosure Documents.  (a)  Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Merger and the other Transactions, including the Proxy Statement and the Schedule 13E-3, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

(b)  (i) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to holders of Company Capital Stock, and at the time such shareholders vote on adoption of this Agreement, the Proxy Statement, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) at the time the Schedule 13E-3 or any amendment or supplement thereto becomes effective, the Schedule 13E-3, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company in this Section 3.07 with respect to statements made or incorporated by reference therein based on information supplied by any Parent Entity or Sub specifically for inclusion or incorporation by reference in such documents.

(c)  None of the information supplied or to be supplied by the Company, any Company Subsidiary or the Company’s Representatives for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.  None of the information supplied or to be supplied by the Company, any Company Subsidiary or the Company’s Representatives for inclusion or incorporation by reference in the Parent Circular or the Parent Prospectus will, at the time the Parent Circular is first mailed to holders of Parent Ordinary Shares, at the time the Parent Prospectus is first published, at the time of any amendment or supplement of the Parent Circular or the Parent Prospectus and at the time of the Parent Shareholders Meeting, contain any information which is not in accordance with the facts or which omits anything likely to affect the import of such information.

SECTION 3.08.  Absence of Certain Changes or Events.  During the period since January 1, 2016, (a) other than in connection with the Transactions, the Company has conducted its business in the ordinary course consistent with past practice in all material respects and (b) there has not been any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.09.  Taxes.  (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has duly filed all U.S. Federal, state, local and foreign Tax Returns required to be filed by any of them, taking into account any extensions of time within which to file (all such Tax Returns being accurate and complete) and has duly paid or made provisions for the payment of all Taxes that have been incurred or are due or claimed to be due from them by Federal, state, foreign or local taxing authorities (other than Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and are covered by adequate reserves in accordance with GAAP in the Filed Company SEC Documents).

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any Taxes or Tax Returns, which extension or waiver is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate taxing authority (or each is properly holding for such timely payment) all amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(d)  Neither the Company nor any of the Company Subsidiaries has engaged in a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and the applicable Treasury Regulations thereunder (or any similar provision of state, local or foreign Tax Law).

(e)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no written claim has been made in the past three years by a taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that any of them is or may be subject to Tax by such jurisdiction.

SECTION 3.10.  Benefits and Labor Matters; ERISA Compliance.  (a)  Section 3.10(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan.  The Company has made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendment thereto (except that, for Company Benefit Plans that are expressed in form documents that are identical or virtually identical, for more than one participant, the Company has made available the form of such Company Benefit Plan), or, in the case of any unwritten material Company Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 (or any comparable form) filed with the U.S. Internal Revenue Service (the “IRS”) (or any comparable Governmental Entity) with respect to each material Company Benefit

Plan (if any such report was required), (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to each material Company Benefit Plan (if any) and (v) the most recent financial statements and actuarial reports for each material Company Benefit Plan (if any).

(b)  Each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter from the IRS (or any comparable Governmental Entity) or is entitled to rely upon a favorable advisory or opinion letter issued by the IRS (or any comparable Governmental Entity), and, to the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination, advisory or opinion letter that would be reasonably likely to result in the loss of the qualified status of any such Company Benefit Plan.

(c)  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) no Company Benefit Plan which is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code (or any comparable provisions under applicable foreign Law) (a “Company Pension Plan”) has failed to meet any “minimum funding standards”, as applicable (as such terms are defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (ii) none of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any Company Benefit Plans which are subject to ERISA, including the Company Pension Plans, any trust created thereunder or, to the Knowledge of the Company, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, whether or not subject to ERISA) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iii) within the six-year period ending on the date of this Agreement, no Company Pension Plans or related trusts have been terminated, nor is there any intention or expectation to terminate any Company Pension Plans or related trusts, (iv) no Company Pension Plans or related trusts are the subject of any proceeding by any person, including any Governmental Entity, that would be reasonably expected to result in a termination of any Company Pension Plan or related trust and (v) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA, whether or not subject to ERISA) with respect to any Company Pension Plan during the last six years as to which the 30-day advance-notice requirement has not been waived.

(d)  Neither the Company nor any Commonly Controlled Entity with respect to the Company has, or within the past six years had, contributed to, been required to contribute to or incurred any “withdrawal liability” (within the meaning of Title IV of ERISA) or any other material liability with respect to, any Multiemployer Plan.

(e)  No Company Benefit Plan provides medical or other welfare benefits to any Company Personnel, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than coverage mandated by applicable Law or where the expense of such benefits are fully paid by the recipient of such benefits, and no circumstances exist that would reasonably be expected to result in the Company or any Company Subsidiary becoming obligated to provide such benefits.

(f)  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan, (ii) the Company and all Commonly Controlled Entities with respect to the Company are in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans and (iii) all contributions required to be made to any Company Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements set forth in the Filed Company SEC Documents to the extent required by GAAP.

(g)  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(h)  Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in combination with any other event, including any termination of employment on or after the Effective Time) will (i) entitle any Company Personnel to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan or (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan.

(i)  No Company Personnel (i) is currently receiving any severance or separation pay from the Company or any Company Subsidiary in an amount that is material to the Company and the Company Subsidiaries, taken as a whole, (ii) has received any loan from the Company or any Company Subsidiary that has an outstanding balance that is material to the Company and the Company Subsidiaries, taken as a whole, (iii) has received or is reasonably expected to receive any payment or benefit from the Company or any Company Subsidiary pursuant to a Company Benefit Plan in effect on or before the Closing Date that would not be deductible by such entity as a result of Section 280G of the Code or (iv) is entitled to receive any gross-up, make-whole or other additional payment by reason of any Tax being imposed on such person as a result of Section 409A or 4999 of the Code.

(j)  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no labor disputes, strikes, work stoppages, slowdowns or lockouts with respect to any employees of the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened and, since June 12, 2015, there has not been any such action, (ii) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any Company Subsidiary, (iii) as of the date of this Agreement, there is no unfair labor practice charge or complaint or other Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Entity and (iv) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and (C) unfair labor practices (in each case, including applicable Laws regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, workers’ compensation, employee health and safety and collective bargaining).

SECTION 3.11.  Litigation.  There is no, and since January 1, 2015, there has been no, Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, except for (i) Tobacco Litigation and (ii) Actions that individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  There is no, and since January 1, 2015, there has been no, Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving, the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, except for any Tobacco Litigation.  Neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or, to the Knowledge of the Company, by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Action against the Company or any of the Company Subsidiaries, except for liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.12.  Compliance with Applicable Laws; Regulatory Matters.  The Company and the Company Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Laws and all Permits issued thereunder, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary has received any written communication during the period since January 1, 2015 from any person that alleges that the Company or a Company Subsidiary has any liability under, or is not in compliance with, any applicable Law or any Permit issued thereunder, except for such liabilities and instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  This Section 3.12 does not relate to matters with respect to Taxes, which are the subject of Section 3.09, benefits and labor matters, which are the subject of Section 3.10, or Intellectual Property, which is the subject of SECTION 3.14.

SECTION 3.13.  Title to Properties.  (a)  The Company and each of the Company Subsidiaries has good and valid title to, and with respect to real property owned by the Company or any Company Subsidiary, marketable and insurable fee simple interest in, or valid license or leasehold interests in, all of its tangible properties and assets except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  All such assets and properties, other than assets and properties in which the Company or any of the Company Subsidiaries has a license or leasehold interests, are free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens except for such conditions, encroachments, easements, rights of way, restrictions and Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)  The Company and each of the Company Subsidiaries has complied with the terms of all leases to which it is a party, and all leases to which the Company or any Company Subsidiary is a party are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company and each Company Subsidiary is in possession of the properties or assets purported to be leased under all its leases, except for such failures to have such possession as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.14.  Intellectual Property.

(a)  All issued patents, pending patent applications, registered trademarks, pending applications for registration of trademarks, registered copyrights, copyright applications and domain names, in each case, owned directly by the Company or any Company Subsidiary (the foregoing being, collectively, the “Company Registered Intellectual Property”) is subsisting and unexpired, and, to the Knowledge of the Company, valid and enforceable, except for, in each case, Company Registered Intellectual Property the failure of which to be subsisting, unexpired, valid or enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all Registered Company Intellectual Property is exclusively owned by the Company or a Company Subsidiary.

(b)  The Company and the Company Subsidiaries own, or are validly licensed or otherwise have the right to use, in each case free and clear of any Liens other than nonexclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, all Intellectual Property used in or necessary to carry on its business as now being conducted and as planned to be conducted, except for Intellectual Property the failure of which to own or have the right to use, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The consummation of the Transactions will not conflict with the rights of the Company or any Company Subsidiary in its Intellectual Property, except for conflicts that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)  None of the Company or any Company Subsidiary has, since January 1, 2015, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property or other proprietary information of any other person, except for any such infringement, misappropriation or other conflict that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  During the period since

January 1, 2015 (i) none of the Company or any Company Subsidiary has received any written or, to the Knowledge of the Company, oral charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other conflict (including any claim that the Company or any Company Subsidiary must license or refrain from using any Intellectual Property or other proprietary information of any other person), and (ii) none of the Company or any Company Subsidiary is party to or the subject of any pending or, to the Knowledge of the Company, threatened, Action before or by any Governmental Entity with respect to any such infringement, misappropriation or conflict, except for, in the case of each of subclauses (i) and (ii), such charges, complaints, claims, demands, notices and Actions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, no other person has, since January 1, 2015, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property owned by, licensed to or otherwise used by the Company or any Company Subsidiary, except for any such infringement, misappropriation or other conflict that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d)  (i) The Company and each Company Subsidiary has used commercially reasonable efforts intended to maintain in confidence all confidential information used or held for use by the Company in the operation of its business, and (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, none of the Company or the Company Subsidiaries has disclosed any material confidential information owned by the Company or any of the Company Subsidiaries to any other person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(e)  Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has established privacy compliance policies and is in substantial compliance with, and since January 1, 2015 has been in substantial compliance with, its respective privacy policies and any applicable Laws relating to personally identifiable information.  There are no, and since January 1, 2015 have been no, material failures of or interruptions to and, to the Knowledge of the Company there has been no unauthorized access to or use by a third party of, the information technology systems and equipment owned or leased by the Company or any of the Company Subsidiaries.

SECTION 3.15.  Contracts.  (a)  Neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “Material Contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed (a “Filed Company Contract”).

(b)  Section 3.15(b) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each of the following types of Contracts (each such Contract and each Filed Company Contract, a “Company Material Contract”) to which the Company or any Company Subsidiary is a party (other than any Contracts to which Parent or any Parent Subsidiary is a party):

(i) any material Contract granting any person other than the Company or any Company Subsidiary a right of first refusal, first offer or other right to purchase any asset of the Company or any Company Subsidiary;

(ii) any loan or credit agreement, bond, indenture, note, promissory note or other agreement pursuant to which any Indebtedness of the Company or any Company Subsidiary in excess of $200,000,000 is outstanding or may be incurred;

(iii) any Contract for the purchase or other acquisition by the Company or any Company Subsidiary of goods or services or other assets that provides for annual payments by the Company or any Company Subsidiary in excess of $200,000,000, other than in the ordinary course of business;

(iv) any Contract providing for the sale or other disposition after the date of this Agreement by the Company or any Company Subsidiary to another person of goods or services for an amount in excess of $200,000,000, other than in the ordinary course of business;

(v) any partnership, joint venture or other similar Contract or arrangement involving invested capital of over $50,000,000 or producing over $50,000,000 in annual revenue;

(vi) any Contract relating to the acquisition or disposition of any business (whether by merger, consolidation, sale or purchase of stock, sale or purchase of assets or otherwise) or the making of any capital expenditures, in each case after the date of this Agreement, in excess of $200,000,000;

(vii) any license, assignment or similar Contract pursuant to which any third party has rights under any material Intellectual Property owned by the Company or any Company Subsidiary or through which the Company or any Company Subsidiary acquires rights under any third party Intellectual Property material to its business, in each case having in excess of $50,000,000 in annual revenue, but excluding (A) Contracts for generally commercially available computer software, (B) confidentiality and non-disclosure agreements and similar Contracts, (C) Contracts with suppliers, manufacturers, distributors and other service providers entered into in the ordinary course of business, and (D) invention assignment agreements and similar Contracts entered into with officers, employees, consultants, independent contractors or service providers of the Company or any Company Subsidiary;

(viii) any Contract that would restrict the ability of the Company or the Company Subsidiaries to compete in any business or with any person in any geographic area in a manner that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; or

(ix) any Contract pursuant to which the Company or any Company Subsidiary has material continuing “earn-out” or other contingent payment obligations, in each case, with maximum aggregate payments or liabilities in excess of $50,000,000.

(c)  None of the Company, any of the Company Subsidiaries or, to the Knowledge of the Company, any other party thereto is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract (including, for purposes of this Section 3.15(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement), except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  True and complete copies of each Company Material Contract, as amended through the date of this Agreement, including all attachments, schedules and exhibits thereto, have been made available to Parent prior to the date of this Agreement.  Each Company Material Contract (including, for purposes of this Section 3.15(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, and is in full force and effect.

SECTION 3.16.  Brokers; Schedule of Fees and Expenses.  No broker, investment banker, financial advisor or other similar person, other than Goldman, Sachs & Co., J.P. Morgan Securities LLC and Lazard Frères & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company.  The Company has made available to Parent true and complete copies of all agreements between the Company (or the Transaction Committee) and Goldman, Sachs & Co., J.P. Morgan Securities LLC or Lazard Frères & Co. LLC relating to the Merger and the other Transactions.

SECTION 3.17.  Opinions of Financial Advisors.  The Transaction Committee has received an opinion of Goldman, Sachs & Co., and the Company Board has received separate opinions of each of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Lazard Frères & Co. LLC, in each case to the effect that, as of the applicable date of each such opinion, and based upon and subject to the limitations, qualifications, assumptions and conditions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock (other than Parent or any of the Parent Subsidiaries) in the Merger or pursuant to this Agreement, as applicable, is fair, from a financial point of view, to such holders.  Promptly after the execution of this Agreement, the Company will furnish to Parent, solely for informational purposes, true and complete copies of such written opinions.

SECTION 3.18.  Insurance.  As of the date of this Agreement, no written notice of cancelation or threat thereof in writing with respect to any insurance policy under which the Company or any Company Subsidiary is an insured has been received.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) such insurance policies are, and during the periods of time such policies purported to be in effect, have been continuously, in full force and effect and (b) neither the Company nor any Company Subsidiary is in breach in any material respect or in default, whether as to payment of premium or otherwise, under the terms of any such policy, nor, to the Knowledge of the Company, has the Company or any Company Subsidiary done or omitted to do any act or thing which could render any such insurance policy void or voidable.

ARTICLE IV

Representations and Warranties of Parent, BATUS and Sub

Parent, BATUS and Sub, jointly and severally, represent and warrant to the Company that, except (a) as set forth in the disclosure letter dated the date of this Agreement (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) or (b) as disclosed in the Parent Public Reports made publicly available prior to the date of this Agreement (excluding any disclosures contained in any part of any Parent Public Report entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Parent Public Reports to the extent they are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded):

SECTION 4.01.  Organization, Standing and Power.  (a)  Each of Parent, BATUS and Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept).  Each of Parent, BATUS and Sub has all requisite corporate power and authority and has obtained all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such Permits the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Parent, BATUS and Sub are duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company true and complete copies of the organizational documents of Parent, BATUS and Sub, in each case as amended through the date of this Agreement.

(b)  Each subsidiary of Parent (each, a “Parent Subsidiary”) other than BATUS and Sub (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), (ii) has all requisite corporate power and authority and has obtained all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted and (iii) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)  All of the issued and outstanding shares of capital stock of BATUS have been validly issued, are fully paid and nonassessable and are owned by Parent or one or more other Parent Subsidiaries.

SECTION 4.02.  Sub.  (a)  Since the date of its incorporation, Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)  All of the issued and outstanding shares of capital stock of Sub have been validly issued, are fully paid and nonassessable and are owned by Parent or by one or more other Parent Subsidiaries, free and clear of all Liens.

SECTION 4.03.  Capital Structure.  (a)  At the close of business on January 13, 2017, 2,027,019,539 Parent Ordinary Shares were in issue, including: 162,645,590 Parent Ordinary Shares held in treasury and 64,104,930 Parent Ordinary Shares represented by 31,993,191 Parent ADSs and, of which, 5,301,012 Parent Ordinary Shares were held in trust to satisfy Parent’s share-based compensation arrangements  (the “Parent Share Plans”).  At the close of business on January 13, 2017, 6,252,884 Parent Share Awards over Parent Ordinary Shares were outstanding which may be satisfied by the allotment of new Parent Ordinary Shares from time to time or by a transfer of Parent Ordinary Shares held in trust.  Except as set forth above, at the close of business on January 13, 2017, no Parent Ordinary Shares, or other equity, voting or ownership interests in, Parent were issued or reserved for issuance.  All Parent Ordinary Shares in issue are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued and fully paid and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the UK Companies Act 2006, the articles of association of Parent (the “Parent Articles”) or any Contract to which Parent is a party or otherwise bound (other than any Contracts to which the Company or any Company Subsidiary is a party or otherwise bound).  The Parent ADSs to be issued as Merger Consideration will, when issued, be legally issued, entitle the holders thereof to the rights specified in the Deposit Agreement, and not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the UK Companies Act 2006, the Parent Articles or any Contract to which Parent is a party or otherwise bound (other than any Contracts to which the Company or any Company Subsidiary is a party or otherwise bound).  There is no Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Ordinary Shares may vote (“Parent Voting Debt”).  Except for awards pursuant to the Parent Share Plans, as of the date of this Agreement there are no options, warrants, rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent is a party or by which it is bound (other than any Contracts, arrangements or undertakings to which the Company or any Company Subsidiary is a party or by which any of them is bound) (x) obligating Parent to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of, or other equity, voting or ownership interests in, or any security convertible or exercisable for or exchangeable into any shares of or other equity, voting or ownership interest in, Parent or any Parent Voting Debt, (y) obligating Parent to issue, grant, sell, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Parent Ordinary Shares.  As of the date of this Agreement, there are not any outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of, or other equity, voting or ownership interests in, Parent.

(b)  During the period from the close of business on January 13, 2017 to the date of this Agreement, there have been no dividends, distributions or issuances by Parent of Parent Ordinary Shares, or other equity, voting or ownership interests in, Parent other than issuances of Parent Ordinary Shares in connection with the vesting, settlement or exercise of awards, as applicable, pursuant to Parent Share Plans in accordance with their terms.  To the Knowledge of Parent, there are no irrevocable proxies and no voting agreements with respect to any shares of the capital stock or other voting securities of Parent.

SECTION 4.04.  Authority; Execution and Delivery; Enforceability.  (a)  Each of Parent, BATUS and Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject to receipt of the Parent Shareholder Approval and the Sub Shareholder Approval (which Sub Shareholder Approval shall be obtained promptly after the execution of this Agreement).  The execution and delivery by each of Parent, BATUS and Sub of this Agreement, the performance by it of its obligations hereunder and the consummation by them of the Transactions have been or will be duly authorized by all necessary corporate action on the part of Parent, BATUS or Sub, subject to receipt of the Parent Shareholder Approval and the Sub Shareholder Approval.  Each of Parent, BATUS and Sub has duly executed and delivered this Agreement, and, assuming this Agreement constitutes a valid and binding obligation of the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)  The Parent Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) resolving that this Agreement, including the Plan of Merger, and the other applicable Transactions are advisable and will promote the success of Parent for the benefit of the holders of Parent Ordinary Shares as a whole, (ii) approving and adopting this Agreement, including the Plan of Merger and the other applicable Transactions, and (iii) resolving to recommend without qualification that Parent’s shareholders approve this Agreement and the applicable Transactions as a Class 1 transaction in accordance with the Listing Rules, the Prospectus Rules, the Disclosure Guidance and Transparency Rules and the authorization for the directors to allot and issue Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration (the “Parent Recommendation”) which resolutions have not been subsequently rescinded, modified or withdrawn in any way except as permitted by Section 5.03.

(c)  The Sub Board, acting by unanimous written consent in lieu of a meeting, duly and unanimously adopted resolutions (i) adopting this Agreement, the Plan of Merger and the other applicable Transactions, (ii) determining that the terms of the Merger and the other applicable Transactions are fair to and in the best interests of Sub and its sole shareholder, (iii) recommending that Sub’s sole shareholder approve and adopt the Plan of Merger and (iv) declaring that this Agreement and the Plan of Merger are advisable, which resolutions have not been subsequently rescinded, modified or withdrawn in any way as of the date of this Agreement.  BATUS, as the holder of all of the issued and outstanding shares of capital stock of Sub as of the date of this Agreement, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, approve the Plan of Merger (the “Sub Shareholder Approval”).

(d)  The only vote of holders of Parent Ordinary Shares necessary to approve this Agreement and the Plan of Merger, the issuance of the Parent Ordinary Shares underlying the Parent ADSs constituting Merger Consideration and the Financing is (i) approval of this Agreement and the applicable Transactions as a Class 1 transaction by the holders of Parent Ordinary Shares and (ii) authorization for directors of Parent to allot and issue the Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration, in each case on a poll by the holders of not less than a majority of Parent Ordinary Shares, present in person or by proxy who are entitled to vote at the Parent Shareholders Meeting (the “Parent Shareholder Approval”).

SECTION 4.05.  No Conflicts; Consents.  (a)  The execution and delivery by each of Parent, BATUS and Sub of this Agreement and the performance by them of their obligations hereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) conflict with, or result in any violation of any provision of, the organizational documents of Parent, BATUS or Sub (assuming the Parent Shareholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Parent, BATUS or Sub under, any provision of any material Contract to which Parent, BATUS or Sub is a party or by which any of their respective properties or assets is bound (other than any material Contracts to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound) or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law applicable to Parent, BATUS or Sub or their respective properties or assets (assuming that the Parent Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the execution, delivery or performance of this Agreement, as set forth in clause (d) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impair the ability of the Parent Entities and Sub to perform their respective obligations hereunder or consummate the Merger.

(b)  No Consent of or from, or registration, declaration, notice or filing with or made to any Governmental Entity or the expiry of any related waiting period is required to be obtained or made by or with respect to Parent, BATUS or Sub in connection with the execution, delivery and performance by Parent and Sub of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act and any other mandatory or appropriate merger control filings and notifications in respect of the Transactions, (ii) the filing with the SEC of (A) a registration statement on Form F-4, relating to the registration under the Securities Act of the Parent Ordinary Shares to be issued as consideration in the Merger (the “Form F-4”) and declaration of effectiveness of the Form F-4, (B) a registration statement on Form 8-A relating to the registration under the Exchange Act of Parent ADSs to be issued as Per Share Stock Consideration (the “Form 8-A”), (C) a registration statement on Form F-6, to be filed by Parent and the depositary of the Parent ADSs relating to the registration under the Securities Act of the Parent ADSs to be issued as Merger Consideration and the change in Parent’s SEC reporting status (the “Form F-6”), (D) the Schedule 13E-3 and (E) the filing with the SEC of such other reports required in connection with the Merger under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (iii) the filing with, and the approval by, the United Kingdom Listing Authority (the “UKLA”) of a prospectus (the “Parent Prospectus”) and a shareholder circular (the “Parent Circular”) relating to the general meeting of Parent’s shareholders to be held for the purpose of obtaining the Parent Shareholder Approval (the “Parent Shareholders Meeting”), (iv) compliance with the Listing Rules, the Prospectus Rules, the Disclosure Guidance and Transparency Rules and the Market Abuse Regulation, (v) the application to the UK Financial Conduct Authority (the “FCA”) and the LSE for the Parent Ordinary Shares constituting the Merger Consideration to be admitted to the premium listing segment of the Official List of the FCA and to trading on LSE’s main market for listed securities, respectively, (vi) the application to, and the approval by, JSE Limited for the Parent Ordinary Shares constituting the Merger Consideration to be admitted to listing and trading on the Main Board of JSE Limited, (vii) such filings with and approvals of the NYSE as are required to permit the listing of the Parent ADSs on the NYSE, (viii) the filing of the Articles of Merger with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and Sub are qualified to do business, (ix) such filings with and approvals of the Bureau of Alcohol, Tobacco, Firearms and Explosives, state licensing authorities and state taxing authorities as are required to consummate the Transactions, (x) compliance with and such filings as may be required under applicable Environmental Laws, (xi) such filings as may be required to be filed with the Registrar of Companies in England & Wales and (xii) such other items that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (d) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impair the ability of the Parent Entities and Sub to perform their respective obligations hereunder or consummate the Merger.

SECTION 4.06.  Public Reports; Undisclosed Liabilities.  (a)  All circulars, notices, prospectuses, resolutions, reports (including annual financial reports, half yearly financial reports and interim management statements) and other documents prepared by Parent since January 1, 2015, to which the Listing Rules and the rules and regulations promulgated by the UKLA apply (collectively, the “Parent Public Reports”) (i) were prepared in accordance with the requirements of the UKLA and other applicable Laws, (ii) timely filed with the UKLA and, if applicable, the Registrar of Companies (where the Parent Public Reports were required by applicable Law or by the UKLA to be so filed), (iii) comprise the only circulars, notices, prospectuses, resolutions, reports and other documents required by the UKLA to be filed or published by Parent since January 1, 2015 and (iv) in the case of Parent Public Reports which were required by applicable Law or by the UKLA to so be filed, did not, at the time they were filed, contain any information which was not in accordance with the facts or which omitted anything likely to affect the import of such information.  For purposes of this Section 4.06(a) and this Agreement where appropriate, “file” and “filing” include, in the case of Parent, any announcement made or required to be made to a regulatory information service.  The consolidated financial statements of Parent included in the Parent Public Reports comply as to form in all material respects with applicable accounting requirements and applicable Laws with respect thereto, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) (except, in the case of unaudited interim financial statements, as permitted by applicable Laws) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and give a true and fair view, in all material respects, in accordance with IFRS, of the state of the affairs of Parent and its consolidated subsidiaries as of the dates thereof and the profit and cash flows of Parent and its consolidated subsidiaries for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

(b)  Except as set forth in Parent Public Reports publicly available prior to the date of this Agreement or as incurred in the ordinary course of business since the date of the last balance sheet included in such Parent Public Reports, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required by IFRS to be set forth on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto and that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(c)  Parent keeps adequate accounting records which disclose with reasonable accuracy at any time its financial position as required by applicable Law, including the UK Companies Act 2006.  Parent has taken reasonable steps (i) to establish procedures which provide a reasonable basis for Parent to make proper judgments on an ongoing basis as to the financial position and prospects of Parent and its consolidated subsidiaries and (ii) to maintain a sound system of internal control including financial, operational and compliance controls and risk management systems, as required by the Listing Rules and the UK Corporate Governance Code dated September 2014.

(d)  Parent is, and since January 1, 2015 has been, in compliance in all material respects with all applicable listing and corporate governance rules and requirements of the London Stock Exchange plc (the “LSE”) and JSE Limited, with respect to the Parent Ordinary Shares, and the NYSE, with respect to the Parent ADSs.

SECTION 4.07.  Disclosure Documents.  (a)  Each document required to be filed by Parent with the SEC or the UKLA or required to be distributed or otherwise disseminated to

Parent’s shareholders in connection with the Merger and the other Transactions, including the Form F-4, the Form 8-A, the Parent Circular, the Parent Prospectus, the Schedule 13E-3, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder (in the case of the Form F-4, the Form 8-A and the Schedule 13E-3) and the applicable requirements of the Listing Rules and the Prospectus Rules (in the case of the Parent Circular and the Parent Prospectus, respectively).

(b)  (i) At the time the Schedule 13E-3 or any amendment or supplement thereto becomes effective, the Schedule 13E-3, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) at the time the Parent Circular or any amendment or supplement thereto is first mailed to the holders of Parent Ordinary Shares, and at the time of the Parent Shareholders Meeting, the Parent Circular, as amended or supplemented, if applicable, will not contain any information which is not in accordance with the facts or which omits anything likely to affect the import of such information and will contain all particulars and information required by the Listing Rules, (iii) at the time the Parent Prospectus or any amendment or supplement thereto is first published, the Parent Prospectus, as amended or supplemented, if applicable, will not contain any information which is not in accordance with the facts or which omits anything likely to affect the import of such information and will contain all such information as is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of Parent and its consolidated subsidiaries and the rights attaching to Parent Ordinary Shares, in a form which is comprehensible and easy to analyze and includes a summary that conveys, concisely, in non-technical language and in an appropriate structure, the key information relevant to the Parent Ordinary Shares and (iv) at the time the Form F-4 or any amendment or supplement thereto is filed with the SEC, and at the time the Form F-4, as amended or supplemented, is declared effective under the Securities Act, the Form F-4, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent in this Section 4.07 with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in such documents.

(c)  None of the information supplied or to be supplied by Parent, the Parent Subsidiaries or Parent’s Representatives for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to holders of Company Capital Stock or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 4.08.  Absence of Certain Changes or Events.  During the period since January 1, 2016, (a) other than in connection with the Transactions, Parent has conducted its business in the ordinary course consistent with past practice in all material respects and (b) there has not been any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.09.  Taxes.

(a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has duly filed all United Kingdom, U.S. Federal, state, local and foreign Tax Returns required to be filed by any of them, taking into account any extensions of time within which to file (all such Tax Returns being accurate and complete) and has duly paid or made provisions for the payment of all Taxes that have been incurred or are due or claimed to be due from them by Federal, state, foreign or local taxing authorities (other than Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and are covered by adequate reserves in accordance with IFRS in the Parent Public Reports).

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of the Parent Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any Taxes or Tax Returns, which extension or waiver is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate taxing authority (or each is properly holding for such timely payment) all amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no written claim has been made in the past three years by a taxing authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns that any of them is or may be subject to Tax by such jurisdiction.

SECTION 4.10.  Litigation.  There is no, and since January 1, 2015, there has been no, Action pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary, except for (i) Tobacco Litigation and (ii) Actions that individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  There is no, and since January 1, 2015, there has been no, Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving, Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, except for any Tobacco Litigation.  Neither Parent nor any of the Parent Subsidiaries has retained or assumed, either contractually or, to the Knowledge of Parent, by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Action against Parent or any of the Parent Subsidiaries, except for liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.11.  Compliance with Applicable Laws; Regulatory Matters.  Parent and the Parent Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Laws and all Permits issued thereunder, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Neither Parent nor any Parent Subsidiary has received any written communication during the period since January 1, 2015 from any person that alleges that Parent or a Parent Subsidiary has any liability under, or is not in compliance with, any applicable Law or any Permit issued thereunder, except for such liabilities and instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Parent has established practices and procedures regarding recusal by members of the Parent Board from all discussions or business decisions which would cause them to violate applicable U.S. sanctions Laws by virtue of their nationality.  This Section 4.11 does not relate to matters with respect to Taxes, which are the subject of Section 4.09, or Intellectual Property, which is the subject of Section 4.12.

SECTION 4.12.  Intellectual Property.  (a)   All issued patents, pending patent applications, registered trademarks, pending applications for registration of trademarks, registered copyrights, copyright applications and domain names, in each case, owned directly by Parent or any Parent Subsidiary (the foregoing being, collectively, the “Parent Registered Intellectual Property”) is subsisting and unexpired and, to the Knowledge of Parent, valid and enforceable, except for, in each case, Parent Registered Intellectual Property the failure of which to be subsisting, unexpired, valid or enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all Parent Registered Intellectual Property is exclusively owned by Parent or a Parent Subsidiary.

(b)  Parent and the Parent Subsidiaries own, or are validly licensed or otherwise have the right to use, in each case free and clear of any Liens other than nonexclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, all Intellectual Property used in or necessary to carry on its business as now being conducted and as planned to be conducted, except for Intellectual Property the failure of which to own or have the right to use, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  The consummation of the Transactions will not conflict with the rights of Parent or any Parent Subsidiary in its Intellectual Property, except for conflicts that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c)  None of Parent or any Parent Subsidiary has, since January 1, 2015, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property or other proprietary information of any other person, except for any such infringement, misappropriation or other conflict that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  During the period since January 1, 2015 (i) none of Parent or any Parent Subsidiary has received any written or, to the Knowledge of Parent, oral charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other conflict (including any claim that Parent or any Parent Subsidiary must license or refrain from using any Intellectual Property or other proprietary information of any other person) and (ii) none of Parent or any Parent Subsidiary is party to or the subject of any pending or, to the Knowledge of Parent, threatened, Action before or by any Governmental Entity with respect to any such infringement, misappropriation or conflict, except for, in the case of each of subclauses (i) and (ii), such charges, complaints, claims, demands, notices and Actions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  To the Knowledge of Parent, no other person has, since January 1, 2015, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property owned by, licensed to or otherwise used by Parent or any Parent Subsidiary, except for any such infringement, misappropriation or other conflict that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d)  (i) Parent and each Parent Subsidiary has used commercially reasonable efforts intended to maintain in confidence all confidential information used or held for use by Parent in the operation of its business and (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, none of Parent or any of the Parent Subsidiaries has disclosed any material confidential information owned by Parent or any of the Parent Subsidiaries to any other person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(e)  Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has established privacy compliance policies and is in substantial compliance with, and since January 1, 2015 has been in substantial compliance with, its respective privacy policies and any applicable Laws relating to personally identifiable information.  There are no, and since January 1, 2015 have been no, material failures of or interruptions to and, to the Knowledge of Parent there has been no unauthorized access to or use by a third party of, the information technology systems and equipment owned or leased by Parent or any of the Parent Subsidiaries.

SECTION 4.13.  Brokers; Schedule of Fees and Expenses.  No broker, investment banker, financial advisor or other similar person, other than Centerview Partners UK LLP, Deutsche Bank AG and UBS Limited, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent.

SECTION 4.14.  Sufficient Funds; Financing.

(a)  At the Closing, Parent, together with the Parent Subsidiaries, will have, or will have available to them, the funds necessary to pay (i) the aggregate Per Share Cash Consideration in full in accordance with the terms of this Agreement, (ii) any other amounts required to be paid in connection with the consummation of the Merger, (iii) assuming compliance by the Company with Section 5.01(a)(viii), all obligations pursuant to the Company’s Credit Agreement, dated as of December 18, 2014, by and among the Company, as borrower, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent thereunder, as amended and (iv) any fees and expenses associated with the foregoing (the “Required Payments”).  Parent has delivered to the Company fully executed, true and complete copies of (x) the New Term Loan Facility dated on or about the date of this Agreement together with any exhibits, annexes, schedules or other attachments thereto, with the financing sources specified therein and (y) any fee, syndication, “flex” or similar letters relating to the New Term Loan Facility together with any exhibits, annexes, schedules or other attachments thereto (with only the fee amounts and certain other provisions redacted, which redacted provisions shall not affect the principal amount or availability of the Financing).  The proceeds of the New Term Loan Facility shall be available to finance the Required Payments.  As of the date hereof, there are no amendment, modifications or waivers with respect to the New Term Loan Facility.  The New Term Loan Facility is the legal, valid and binding obligation of, and enforceable against, Parent, and, to the Knowledge of Parent, each of the other parties thereto except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)  Notwithstanding anything in this Agreement to the contrary, the Parent Entities and Sub acknowledge and agree that it is not a condition to Closing under this Agreement for any Parent Entity to obtain all or any portion of the Financing.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01.  Conduct of Business.  (a)  Conduct of Business by the Company.  Except as set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course in all material respects consistent with past practice and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, material licensors, material licensees, material distributors and Governmental Entities and keeping available the services of its current officers and employees.  In addition, and without limiting the generality of the foregoing, except as forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock with declaration, record and payment dates consistent with past practice and in accordance with the Company’s current dividend policy and in accordance with Section 5.01(a)(i)(A) of the Company Disclosure Letter and (2) dividends and distributions by any Company Subsidiary to its applicable parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, from any third party, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities thereof convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (x) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Awards granted pursuant to the Company Stock Plans and (y) the acquisition by the Company of Company Stock Awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such Company Stock Awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries) (A) any shares of Company Capital Stock or any other capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of Company Capital Stock or any other capital stock of the Company or any Company Subsidiary or (F) any Company Voting Debt, in each case other than the issuance of shares of Company Common Stock upon the vesting or settlement of Company Stock Awards (x) outstanding on the date of this Agreement and in accordance with the terms of the applicable award in effect on the date of this Agreement or (y) granted after the date of this Agreement in accordance with this Agreement;

(iii) (A) amend the Company Charter or the Company Bylaws or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary;

(iv) except as required to comply with any Contract or Company Benefit Plan in effect on the date of this Agreement, as contemplated by the terms of this Agreement or, solely in respect of subclauses (A), (B), (C) and (E), in the ordinary course of business consistent with past practice, (A) increase the compensation or other benefits payable or provided to any Company Personnel, (B) establish, adopt, enter into, amend (including acceleration of vesting or payment), modify or terminate any Company Benefit Plan or plan, program, policy, agreement or other arrangement that would have been a Company Benefit Plan had it been in effect on the date of this Agreement, other than amendments, renewals and other changes, or the adoption of new Company Benefit Plans, that, in any such case, do not result in a material increase in benefits-related costs, (C) grant, grant any right to receive, or pay to any Company Personnel any severance, termination, change in control, retention or similar compensation or benefits or increase in any manner such compensation or benefits, (D) except to the extent expressly permitted under Section 5.01(a)(ii) of the Company Disclosure Letter, grant any awards under any Company Benefit Plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, stock repurchase rights or other stock-based or stock-related awards or the removal or modification of existing restrictions in any Contract, Company Benefit Plan or awards made thereunder), other than any awards provided in the ordinary course of business consistent with past practice in connection with the hire or promotion of any Company Personnel or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Company Benefit Plan;

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi) other than pursuant to cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice, directly or indirectly acquire in any transaction any equity interest in or business of any person or other entity or division thereof or any properties or assets for consideration valued in excess of $50,000,000 in the aggregate (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice or any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice);

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of any material properties, rights or assets of the Company or any of the Company Subsidiaries (other than Intellectual Property, which is the subject of Section 5.01(a)(xiv)), except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) for the sale, lease or license of products and services with a fair market value not in excess of $25,000,000 and made in the ordinary course of business consistent with past practice, (C) in connection with any waiver, release, assignment, settlement, compromise or Action otherwise permitted under this Section 5.01(a) or (D) in connection with cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice;

(viii) incur any Indebtedness, except for (A) borrowings under any of the Company’s existing credit facilities that are made in the ordinary course of business consistent with past practice and, in any case, not in excess of $1,000,000,000, in the aggregate, (B) other borrowings not in excess of $25,000,000, in the aggregate or (C) intercompany Indebtedness among the Company and any wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice;

(ix) make any capital expenditure in excess of $10,000,000 individually and $30,000,000 in the aggregate for all such capital expenditures that are not contemplated by the capital plans set forth in Section 5.01(a)(ix) of the Company Disclosure Letter;

(x) make any loans, advances or capital contributions to, or investments in, any person in excess of $5,000,000 individually and $25,000,000 in the aggregate, other than (A) cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice, (B) in connection with a transaction permitted under Section 5.01(a)(vi) or (C) solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(xi) (A) extend, renew, terminate or materially amend or modify any Company Material Contract or enter into, extend, renew or materially amend or modify any Contract that would have been a Company Material Contract if such Contract had been entered into prior to the date of this Agreement or (B) waive, release or assign any material rights, claims or benefits under any such Contract (solely for purposes of this Section 5.01(a)(xi), the term “Company Material Contract” shall have the meaning set forth in the definition of Company Material Contract contained in Section 3.15(b), except that (x) all references in such definition to “$200,000,000” shall be deemed to be references to “$100,000,000” and (y) such definition shall not be deemed to include any Company Material Contract that is a Company Material Contract solely because it is a Filed Company Contract);

(xii) enter into, extend, renew or materially amend or modify any Contract for goods and services (A) providing for aggregate annual payments by the Company or any Company Subsidiaries in excess of $40,000,000 and (B) with durations of greater than one year from the date of such entry, extension, renewal, amendment or modification;

(xiii) waive, release, assign, settle or compromise (A) any Action, other than waivers, releases, assignments, settlements or compromises that do not create obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages (x) equal to or less than the amounts reserved with respect thereto on the Company SEC Documents filed prior to the date of this Agreement or (y) not in excess of $25,000,000 for any individual Action and $100,000,000 in the aggregate or (B) any Action relating to the Transactions other than in accordance with Section 6.12;

(xiv) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to any material Intellectual Property owned by the Company or any Company Subsidiary, or enter into Contracts that impose material restrictions upon the Company or any Company Subsidiaries with respect to material

Intellectual Property rights owned by any third party, in each case other than in the ordinary course of business consistent with past practice;

(xv) except in the ordinary course of business consistent with past practice, make or change any material Tax election, change any annual Tax accounting period, change or consent to any material change in any Tax accounting method, file any amended material Tax Return, enter into any closing agreement related to a material Tax, surrender any right to claim a material Tax refund, settle any material Tax liability, request any material Tax ruling or waive, extend or consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax claim or assessment;

(xvi) enter into any new line of business outside of the existing businesses of the Company and the Company Subsidiaries;

(xvii) adopt a plan of complete or partial liquidation or resolutions providing for the dissolution, restructuring, recapitalization or other similar reorganization of the Company or dissolve or liquidate any material Company Subsidiary;

(xviii) file, issue, release or otherwise publish any projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics, other than any such projections, forecasts, estimates, guidance or predictions that the Company determines in good faith (after consultation with its outside legal counsel) is required by applicable Law to be included in the Proxy Statement;

(xix) enter into any material joint venture, partnership or other similar arrangement; or

(xx) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)  Conduct of Business by Parent.  Except as set forth in Section 5.01(b) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to, (i) conduct its business in the ordinary course in all material respects consistent with past practice and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, material licensors, material licensees, material distributors and Governmental Entities and keeping available the services of its current officers and employees.  In addition, and without limiting the generality of the foregoing, except as forth in Section 5.01(b) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its shares, other equity interests or voting securities, other than (1) regular half year and annual cash dividends with respect to the Parent Ordinary Shares and Parent ADSs, with amounts and declaration, record and payment dates consistent with past practice and in accordance with Parent’s current publicly announced dividend policy, subject to periodic increases and modifications as determined by the Parent Board in the ordinary course of business consistent with past practice and Parent’s publicly announced dividend policy and (2) dividends and distributions with record dates after the Effective Time, (B) split, combine, subdivide or reclassify any of its shares, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for shares or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, from any third party, any shares or voting securities of, or equity interests in, Parent or any securities thereof convertible into or exchangeable or exercisable for shares or voting securities of, or equity interests in, Parent or any warrants, calls, options or other rights to acquire any such shares, securities or interests, other than the acquisition by Parent of Parent Share Awards granted pursuant to the Parent Share Plans in connection with the forfeiture of such Parent Share Awards;

(ii) issue, deliver, sell or grant (except for any transaction solely between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries) (A) any shares of capital stock of Parent, (B) any other equity interests or voting securities of Parent, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent, (E) any rights issued by Parent that are linked in any way to the price of any class, or any shares, of capital stock of Parent, the value of Parent or any part of Parent or any dividends or other distributions declared or paid on any shares of capital stock of Parent, or (F) any Parent Voting Debt, in each case other than the grant of any Parent Share Award pursuant to the Parent Share Plans and the issuance of any Parent Ordinary Shares or Parent ADSs in connection with any Parent Share Awards;

(iii) amend the Parent Articles, except for such changes as would not reasonably be expected to prevent, delay or impede the Closing or would require approval from the holders of Parent Ordinary Shares;

(iv) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in IFRS (after the date of this Agreement) or as required in connection with the registration under the Securities Act of the Parent Ordinary Shares contemplated by this Agreement;

(v) adopt a plan of complete or partial liquidation or resolutions providing for the dissolution, restructuring, recapitalization or other similar reorganization of Parent; or

(vi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c)  Other Actions.  Each of the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition set forth in Article VII not being satisfied prior to the End Date (other than as expressly permitted by Section 5.02, Section 5.03 or Section 8.01).

(d)  Advice of Changes.  Each of Parent and the Company shall promptly advise the other of any change or event, of which it has Knowledge, (i) having or reasonably likely to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be or (ii) that would or would be reasonably likely to cause or constitute a material breach of any of its respective representations, warranties or covenants contained in this Agreement if such material breach would result in the failure of any condition set forth in Section 7.03(a) or Section 7.03(b), or Section 7.02(a) or Section 7.02(b), respectively, by the End Date, except that (A) no such notification will affect the representations, warranties or covenants of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement and (B) a failure to comply with this Section 5.01(d) will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Parent Material Adverse Effect, Company Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

(e)  Control of Operations.  Nothing contained in this Agreement will give Parent or the Company, directly or indirectly, the right to direct or control the other party’s and such party’s subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective subsidiaries.  Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Parent or the Company in violation of any applicable Law.

SECTION 5.02.  No Solicitation by the Company.

(a)  The Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any Company Subsidiary to, directly or indirectly (i) solicit, initiate, knowingly encourage, induce or facilitate, or furnish or disclose non-public information in furtherance of, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal (except an Acceptable Confidentiality Agreement in accordance with this Section 5.02(a)) or (iii) enter into, participate in or continue any discussions or negotiations with any person (other than the Company’s Representatives) regarding, or furnish or disclose to any person any non-public information with respect to, or otherwise cooperate in any way with any person (whether or not a person making a Company Takeover Proposal) with respect to, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Company Takeover Proposal; provided, however, that, prior to obtaining the Required Company Shareholder Approvals, the Company and its Representatives may, in response to a written Company Takeover Proposal that the Company Board or the Transaction Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) is bona fide and constitutes, or is reasonably expected to result in or lead to, a Superior Proposal, and which Company Takeover Proposal was unsolicited, was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.02(a), subject to compliance with Section 5.02(c), (x) furnish information with respect to the Company and the Company Subsidiaries to the person making such Company Takeover Proposal and its Representatives (provided that all such information has been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement not less restrictive of the person making the Company Takeover Proposal and its Representatives than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and (y) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with, and only with, the person (or group of persons) making such Company Takeover Proposal and its Representatives, in each case if and so long as the Company Board  or the Transaction Committee, as applicable, determines in good faith after consultation with its outside legal counsel that providing such information or engaging in such negotiations or discussions is reasonably likely to be required for the directors to comply with their fiduciary duties under applicable Law.  Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02(a) by any Representative or affiliate of the Company or any Company Subsidiary, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 5.02(a) by the Company.  Upon execution of this Agreement, the Company shall, and shall cause each Company Subsidiary and its and their Representatives to, (A) immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to the date of this Agreement with respect to a Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Company Takeover Proposal, (B) promptly request each person, if any, that has executed a confidentiality agreement in the last 12 months in respect of a Company Takeover Proposal to return or destroy all information heretofore furnished to such person or its Representatives by or on behalf of the Company or any Company Subsidiary and (C) reasonably promptly terminate all physical and electronic data room access previously granted to any person or its Representatives.

(b)  Neither the Company Board nor the Transaction Committee or any other committee thereof will (i) (A) withhold or withdraw (or modify or qualify in any manner adverse to Parent), or propose publicly to withhold or withdraw (or modify or qualify in any manner adverse to Parent), the Company Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Takeover Proposal (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract or arrangement (other than an Acceptable Confidentiality Agreement pursuant to Section 5.02(a)) constituting or relating to, or that is intended to or would reasonably be expected to result in or lead to, any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Transactions, or requiring, or that would reasonably be expected to cause, the Company to fail to comply with this Agreement.  Notwithstanding the foregoing or anything else to the contrary herein, at any time prior to obtaining the Required Company Shareholder Approvals, the Company Board or the Transaction Committee may make a Company Adverse Recommendation Change only if the Company Board or Transaction Committee, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor and after giving effect to all of the adjustments to the terms of this Agreement that have been offered in writing by Parent in accordance with this Section 5.02(b), that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that neither the Company Board nor the Transaction Committee will be entitled to exercise its rights to make a Company Adverse Recommendation Change unless (x) the Company delivers to Parent a written notice (a “Company Notice”) advising Parent that the Company Board or the Transaction Committee, as applicable, intends to take such action and specifying the reasons therefor, including, in the case of a Superior Proposal, (A) the identity of the party making such Superior Proposal, (B) the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board and (C) a copy of the most current version of any proposed definitive agreement(s) with respect to any such Superior Proposal and (y) at or after 5:00 p.m., New York City time, on the fourth Business Day following the day on which the Company delivered the Company Notice (it being understood that for purposes of calculating such four Business Days, the first Business Day will be the first Business Day after the date of such delivery), the Company Board or the Transaction Committee, as applicable, reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that (1) in the case of a Superior Proposal, such Company Takeover Proposal continues to constitute a Superior Proposal and (2) the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change in the financial terms or any other material amendment to the terms and conditions of such Superior Proposal will require a new Company Notice and a new two Business Day period (it being understood that any such two Business Day period will be calculated in the same manner as the initial four Business Day period)).  In determining whether to make a Company Adverse Recommendation Change, the Company Board and the Transaction Committee will take into account any changes to the terms of this Agreement proposed in writing by Parent by 5:00 p.m., New York City time, on the last Business Day of the applicable four Business Day period or two Business Day period, as applicable, in response to a Company Notice, and if requested by Parent, the Company will, and will cause its Representatives to, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that any Company Takeover Proposal would cease to constitute a Superior Proposal or that such failure to make a Company Adverse Recommendation Change would cease to be inconsistent with the Company Board’s or Transaction Committee’s, as applicable, fiduciary duties under applicable Law.  Notwithstanding any Company Adverse Recommendation Change, if the Required Company Shareholder Approvals are obtained, the requirement that the Other Directors

(as defined in the Governance Agreement) have approved the Transactions for purposes of Section 2.07 of the Governance Agreement shall be deemed to have been satisfied.

(c)  In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.02, the Company shall promptly, and in any event within 24 hours, advise Parent in writing of any Company Takeover Proposal or any request for  non-public information or inquiry that would reasonably be expected to result in, lead to or that contemplates a Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal, request or inquiry and the material terms of any such Company Takeover Proposal, request or inquiry.  The Company shall (i) keep Parent informed in all material respects on a reasonably current basis of the status, including any change to the material terms of, any such Company Takeover Proposal, and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of any draft definitive agreements or term sheets sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal.

(d)  Nothing contained in this Section 5.02 shall prohibit the Company from complying with Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the holders of Company Capital Stock if, in the good-faith judgment of the Company Board or the Transaction Committee, after consultation with its respective outside legal counsel, failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that (x) in no event shall the Company, the Company Board or the Transaction Committee or any other committee thereof take, or agree to take, any action prohibited by Section 5.02(b) and (y) any public disclosure made by or on behalf of the Company that refers to a Company Takeover Proposal will be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 8.01(d)) unless the Company Board expressly reaffirms the Company Recommendation in such disclosure.

(e)  For purposes of this Agreement:

“Company Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any (i) tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving the Company or any Company Subsidiary, pursuant to which any person or group of persons (or affiliates thereof) would acquire 25% or more of the consolidated revenues, net income, earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) or assets of the Company and the Company Subsidiaries, taken as a whole, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 25% or more of the consolidated revenues, net income, EBITDA or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person or group of persons (or affiliates or stockholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities)

representing 25% or more of the voting power of the Company, (iv) transaction in which any person or group of persons (or affiliates or stockholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 25% or more of the voting power of the Company or (v) combination of the foregoing (in each case, other than the Transactions).

“Superior Proposal” means any bona fide binding written offer (not solicited by or on behalf of the Company or any Company Subsidiary or any of their respective Representatives or otherwise resulting from a breach of Section 5.02(a)) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) owning, directly or indirectly, a majority of the voting power of the Company Capital Stock then outstanding (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and the Company Subsidiaries, taken as a whole, which the Company Board or the Transaction Committee, determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of Company Common Stock from a financial point of view than the Merger and the other Transactions (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

SECTION 5.03.  No Solicitation by Parent.

(a)  Parent shall not, nor shall it authorize or permit any Parent Subsidiary to, nor shall it authorize or permit any Representative of Parent or any Parent Subsidiary to, directly or indirectly (i) solicit, initiate, knowingly encourage, induce or facilitate, or furnish or disclose non-public information in furtherance of, any Parent Alternative Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Parent Alternative Proposal, (ii) enter into any agreement with respect to any Parent Alternative Proposal (except an Acceptable Confidentiality Agreement in accordance with this Section 5.03(a)) or (iii) enter into, participate in or continue any discussions or negotiations with any person (other than the Parent’s Representatives) regarding, or furnish or disclose to any person any non-public information with respect to, or otherwise cooperate in any way with any person (whether or not a person making a Parent Alternative Proposal) with respect to, any Parent Alternative Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Parent Alternative Proposal; provided, however, that, prior to obtaining the Parent Shareholder Approval, Parent and its Representatives may, in response to a written Parent Alternative Proposal that the Parent Board determines in good faith (after consultation with its outside legal counsel and financial advisor) is bona fide and constitutes, or is reasonably expected to result in or lead to, a Superior Parent Alternative Proposal, and which Parent Alternative Proposal was unsolicited, was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.03(a), subject to compliance with Section 5.03(c), (x) furnish information with respect to Parent and the Parent Subsidiaries to the person making such Parent Alternative Proposal and its Representatives (provided that all such information has been provided to the Company or is provided to the

Company prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement not less restrictive of the person making the Parent Alternative Proposal and its Representatives than the Confidentiality Agreement (a “Parent Acceptable Confidentiality Agreement”) and (y) participate in discussions regarding the terms of such Parent Alternative Proposal and the negotiation of such terms with, and only with, the person (or group of persons) making such Parent Alternative Proposal and its Representatives, in each case if and so long as the Parent Board determines in good faith after consultation with its outside legal counsel that providing such information or engaging in such negotiations or discussions is reasonably likely to be required for the directors to comply with their fiduciary duties under applicable Law.  Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Representative or affiliate of Parent or any Parent Subsidiary, whether or not such person is purporting to act on behalf of the Parent or any Parent Subsidiary or otherwise, shall be deemed to be a breach of this Section 5.03(a) by Parent.  Upon execution of this Agreement, Parent shall, and shall cause each Parent Subsidiary and its and their Representatives to, (A) immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to the date of this Agreement with respect to a Parent Alternative Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Parent Alternative Proposal, (B) promptly request each person, if any, that has executed a confidentiality agreement in the last 12 months in respect of a Parent Alternative Transaction to return or destroy all information heretofore furnished to such person or its Representatives by or on behalf of Parent or any Parent Subsidiary and (C) reasonably promptly terminate all physical and electronic data room access previously granted to any person or its Representatives.

(b)  Neither the Parent Board nor any committee thereof will (i) (A) withhold or withdraw (or modify or qualify in any manner adverse to the Company), or propose publicly to withhold or withdraw (or modify or qualify in any manner adverse to the Company), the Parent Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Parent Alternative Proposal (any action in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Parent or any of the Parent Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract or arrangement (other than a Parent Acceptable Confidentiality Agreement pursuant to Section 5.03(a)) constituting or relating to, or that is intended to or would reasonably be expected to result in or lead to, any Parent Alternative Proposal, or requiring, or that would reasonably be expected to cause, Parent to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Transactions, or requiring, or that would reasonably be expected to cause, Parent to fail to comply with this Agreement.  Notwithstanding the foregoing or anything else to the contrary herein, at any time prior to obtaining the Parent Shareholder Approval, the Parent Board may make a Parent Adverse Recommendation Change only if the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after giving effect to all of the adjustments to the terms of this Agreement that have been offered in writing by the Company in accordance with this Section 5.03(b), that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Parent Board will not be entitled to exercise its rights to make a Parent Adverse Recommendation Change unless (x) Parent delivers to the Company a written notice (a “Parent Notice”) advising the Company that the Parent Board intends to take such action and specifying the reasons therefor, including, in the case of a Superior Parent Alternative Proposal, (A) the identity of the party making such Superior Parent Alternative Proposal, (B) the material terms and conditions of the Superior Parent Alternative Proposal that is the basis of the proposed action by the Parent Board and (C) a copy of the most current version of any proposed definitive agreement(s) with respect to any such Superior Parent Alternative Proposal and (y) at or after 5:00 p.m., New York City time, on the fourth Business Day following the day on which Parent delivered the Parent Notice (it being understood that for purposes of calculating such four Business Days, the first Business Day will be the first Business Day after the date of such delivery), the Parent Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that (1) in the case of a Superior Parent Alternative Proposal, such Parent Alternative Proposal continues to constitute a Superior Parent Alternative Proposal and (2) the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change in the financial terms or any other material amendment to the terms and conditions of such Superior Parent Alternative Proposal will require a new Parent Notice and a new two Business Day period (it being understood that any such two Business Day period will be calculated in the same manner as the initial four Business Day period)).  In determining whether to make a Parent Adverse Recommendation Change, the Parent Board will take into account any changes to the terms of this Agreement proposed in writing by the Company by 5:00 p.m., New York City time, on the last Business Day of the applicable four Business Day period or two Business Day period, as applicable, in response to a Parent Notice, and if requested by the Company, Parent will, and will cause its Representatives to, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so that any Parent Alternative Proposal would cease to constitute a Superior Parent Alternative Proposal or that such failure to make a Parent Adverse Recommendation Change would cease to be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(c)  In addition to the obligations of Parent set forth in paragraphs (a) and (b) of this Section 5.03, Parent shall promptly, and in any event within 24 hours, advise the Company in writing of any Parent Alternative Proposal or any request for material, non-public information or inquiry that would reasonably be expected to result in, lead to or that contemplates a Parent Alternative Proposal, the identity of the person making any such Parent Alternative Proposal, request or inquiry and the material terms of any such Parent Alternative Proposal, request or inquiry.  Parent shall (i) keep the Company informed in all material respects on a reasonably current basis of the status, including any change to the material terms of, any such Parent Alternative Proposal, and (ii) provide to the Company as soon as practicable after receipt or delivery thereof with copies of any draft definitive agreements or term sheets sent or provided to Parent from any third party in connection with any Parent Alternative Proposal or sent or provided by Parent to any third party in connection with any Parent Alternative Proposal.

(d)  Nothing contained in this Section 5.03 shall prohibit Parent from making any disclosure to the holders of Parent Ordinary Shares if, in the good-faith judgment of the Parent Board, after consultation with its outside legal counsel, failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that (x) in no event shall Parent or the Parent Board or any committee thereof take, or agree to take, any action prohibited by Section 5.03(b) and (y) any public disclosure made by or on behalf of Parent that refers to a Parent Alternative Proposal will be deemed to be a Parent Adverse Recommendation Change (including for purposes of Section 8.01(f)) unless the Parent Board expressly reaffirms the Parent Recommendation in such disclosure.

(e)  For purposes of this Agreement:

“Parent Alternative Proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any Parent Alternative Transaction.

“Parent Alternative Transaction” means (i) any (A) tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving Parent or any Parent Subsidiary, pursuant to which any person or group of persons (or affiliates thereof) would acquire 25% or more of the consolidated revenues, net income, EBIDTA or assets of Parent and the Parent Subsidiaries, taken as a whole, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Parent Subsidiary or otherwise) of any business or assets of Parent or the Parent Subsidiaries representing 25% or more of the consolidated revenues, net income, EBITDA or assets of Parent and the Parent Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any person or group of persons (or affiliates or stockholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of Parent, (D) transaction in which any person or group of persons (or affiliates or stockholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 25% or more of the voting power of Parent or (E) combination of the foregoing, in the case of each of the foregoing clauses (A) through (E), that would require, or that would reasonably be expected to cause, Parent to abandon, terminate, materially delay or fail to consummate the Transactions or that would otherwise be reasonably expected to cause a condition set forth in Article VII to be unsatisfied prior to the End Date, or (ii) any transaction (including any merger, consolidation, share exchange, other business combination, partnership, joint venture, sale or acquisition of capital stock of or other equity interests in any entity) involving Parent, any Parent Subsidiary or their respective assets that (A) is not in the ordinary course of business, (B) is a transaction comparable to the Transactions and (C) would require, or that would reasonably be expected to cause, Parent to terminate, materially delay or fail to consummate the Transactions or that would otherwise be reasonably expected to cause a condition set forth in Article VII to be unsatisfied prior to the End Date.

“Superior Parent Alternative Proposal” means any bona fide binding written offer (not solicited by or on behalf of Parent or any Parent Subsidiary or any of their respective Representatives or otherwise resulting from a breach of Section 5.03(a)) made by a third party with respect to a Parent Alternative Transaction after the date of this Agreement, which the Parent Board, determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of Parent Ordinary Shares from a financial point of view than the Merger and the other Transactions (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

SECTION 5.04.  Parent Recommendation and Vote.  Notwithstanding any Parent Adverse Recommendation Change, Parent shall vote (or cause the applicable Parent Subsidiary to vote), in person or by proxy, or deliver a written consent (or cause the applicable Parent Subsidiary to deliver a written consent) covering, all shares of Company Common Stock that are owned by Parent or any Parent Subsidiary (other than, for the avoidance of doubt, any such shares held by any Parent Share Plan or any trustee or other fiduciary in such capacity under any Parent Share Plan) as of the record date for the Company Shareholders Meeting, in favor of adoption of the Plan of Merger and any other action of the holders of Company Common Stock requested by the Company in furtherance thereof (other than the Unaffiliated Shareholder Approval).

SECTION 5.05.  Company Subsidiary Vote.  Notwithstanding any Company Adverse Recommendation Change, to the extent such shares are entitled to vote on the Plan of Merger under Section 55-7-21(b) of the NCBCA, the Company shall cause any applicable Company Subsidiary to vote, in person or by proxy, or to deliver a written consent covering, all shares of Company Capital Stock that are owned by such Company Subsidiary (other than, for the avoidance of doubt, any such shares held by any Company Benefit Plan or any trustee or other fiduciary in such capacity under any Company Benefit Plan) as of the record date for the Company Shareholders Meeting in favor of adoption of the Plan of Merger and any other action of the holders of Company Capital Stock requested by the Company in furtherance thereof.

ARTICLE VI

Additional Agreements

SECTION 6.01.  Preparation of Proxy Statement, Form F-4 and Parent Circular; Shareholders Meeting.

(a)  As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement in preliminary form and Parent shall prepare and file with the SEC the Form F-4.  Parent shall also cause the depositary of the Parent ADSs to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, the Form F-6.  Parent and the Company shall make available to each other all information, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Form F-4, and each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the Proxy Statement cleared by the SEC, and the Form F-4 declared effective by the SEC, in each case as promptly as reasonably practicable.  As soon as reasonably practicable following the date of this Agreement, and concurrently with preparing and filing the Proxy Statement and Form F-4, Parent and the Company shall cooperate to prepare and file with the SEC the Schedule 13E-3 and make available to each other all information reasonably requested with respect thereto, and each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the Schedule 13E-3 cleared by the SEC as promptly as reasonably practicable.  Parent and the Company shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, Form F-4 or Schedule 13E-3 or for additional information and promptly shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, Form F-4 or the Schedule 13E-3.  Notwithstanding the foregoing, prior to filing or mailing the Schedule 13E-3, the Proxy Statement or Form F-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.  Each of the Company and Parent will advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent ADSs to be issued as Merger Consideration (or the underlying Parent Ordinary Shares) for offering or sale in any jurisdiction, and each of the Company and Parent will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.  Each of the Company and Parent will also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b)  If, prior to (i) receipt of the Required Company Shareholder Approvals in the case of the Proxy Statement or Schedule 13E-3 or (ii) the Effective Time in the case of the Form F-4, any event or change occurs that is required to be described in an amendment of, or a supplement to, the Schedule 13E-3, Proxy Statement or Form F-4, Parent or the Company, as the case may be, shall promptly notify the other party of such event or change, and Parent and the Company shall cooperate to promptly prepare and file with the SEC any necessary amendment or supplement to the Schedule 13E-3, Proxy Statement or Form F-4 and, as required by applicable Law, disseminate the information contained in such amendment or supplement to the Company’s shareholders.

(c)  The Company shall, as soon as reasonably practicable following effectiveness of the Form F-4 (but subject to Section 6.01(g)), duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the sole purpose of seeking the Required Company Shareholder Approvals and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith.  The Company shall use its reasonable best efforts to cause the Proxy Statement, together with the

Schedule 13E-3 and the Form F-4, to be mailed to the Company’s shareholders as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act, in accordance with applicable Law, the Company Charter and the Company Bylaws.  The Proxy Statement mailed to the holders of Company Capital Stock shall include the notice of appraisal rights required to be delivered by the Company pursuant to Article 13 of the NCBCA that complies with all applicable Law.  The Company shall also include the Company Recommendation in the Proxy Statement and the Company Board shall solicit the approval of this Agreement by the holders of Company Capital Stock, except to the extent that the Company Board or the Transaction Committee shall have made a Company Adverse Recommendation Change as permitted by Section 5.02(b).  Notwithstanding the foregoing, and subject to compliance with any requirements of applicable Law, the Company Charter and the Company Bylaws, if the Company reasonably believes that (i) it is necessary to postpone or adjourn the Company Shareholders Meeting to ensure that any required amendment or supplement to the Proxy Statement is mailed to the holders of Company Capital Stock within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) such postponement or adjournment is required by Law or a court or other Governmental Entity of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or has been requested by the SEC or its staff, or (iii)(A) the Company will not receive proxies sufficient to obtain the Required Company Shareholder Approvals, whether or not a quorum is present, or (B) the Company will not have sufficient shares of Company Common Stock present in person or by proxy to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, then the Company, after consultation with Parent, may postpone or adjourn, or make one or more successive postponements or  adjournments of, the Company Shareholders Meeting, so long as, in the case of any postponement or adjournment under clause (iii) of this Section 6.01(c), the date of the Company Shareholders Meeting is not postponed or adjourned more than an aggregate of 30 calendar days without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).  In the event that during the five Business Days prior to the date that the Company Shareholders Meeting is then scheduled to be held, the Company delivers a notice of an intent to make a Company Adverse Recommendation Change, Parent may direct the Company to postpone the Company Shareholders Meeting for up to six Business Days and, to the extent permitted by applicable Law, the Company Charter and the Company Bylaws, the Company shall promptly, and in any event no later than the next Business Day, postpone the Company Shareholders Meeting in accordance with Parent’s  direction, subject to the Company’s right to postpone the Company Shareholders Meeting for a longer period pursuant to the immediately preceding sentence.  Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.01(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or, other than with respect to the fourth sentence of this Section 6.01(c), the making of any Company Adverse Recommendation Change by the Company Board or the Transaction Committee.

(d)  As soon as reasonably practicable following the date of this Agreement, Parent shall prepare and file with the UKLA for its approval a draft copy of the Parent Circular and the Parent Prospectus.  The Company shall make available all information, and provide such other assistance, as Parent may reasonably request in connection with the preparation, filing and distribution of the Parent Circular and the Parent Prospectus, and will cause its accountants and other relevant professional advisors to cooperate with Parent as is reasonably necessary to provide Parent with the financial and other information required for purposes of the Parent Circular and the Parent Prospectus.  Parent shall use its reasonable best efforts to obtain formal approval of the Parent Circular and the Parent Prospectus from the UKLA prior to or concurrently with the effectiveness of the Form F-4.  Parent shall notify the Company promptly of the receipt of any comments from the UKLA or its staff and of any request by the UKLA or its staff relating to the Parent Circular and the Parent Prospectus and promptly shall make available to the Company copies of all correspondence between it or any of its Representatives, on the one hand, and the UKLA or its staff, on the other hand, with respect to the Parent Circular and the Parent Prospectus.  Notwithstanding the foregoing, prior to publishing the Parent Circular and the Parent Prospectus (or any amendment or supplement thereto), Parent (i) shall provide the Company with a reasonable opportunity to review and comment on the Parent Circular and the Parent Prospectus (including the proposed final version of the Parent Circular and the Parent Prospectus), (ii) shall consider in good faith all comments reasonably proposed by the Company and (iii) shall not publish the Parent Circular or the Parent Prospectus prior to receiving the Company’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(e)  If, prior to (i) receipt of the Parent Shareholder Approval in the case of the Parent Circular or (ii) admission of the Parent Ordinary Shares constituting the Merger Consideration to the premium listing segment of the Official List of the UKLA in the case of the Parent Prospectus, any event or change occurs that is required to be described in an amendment of, or a supplement to, the Parent Circular or the Parent Prospectus, Parent or the Company, as the case may be, shall promptly notify the other party of such event or change, and Parent and the Company shall cooperate to promptly prepare and file with the UKLA any necessary amendment or supplement to the Parent Circular or the Parent Prospectus and, as required by applicable Law, publish or disseminate the information contained in such amendment or supplement to Parent’s shareholders.

(f)  Parent shall, as soon as reasonably practicable following the date on which the Parent Circular and the Parent Prospectus are approved by the UKLA (but subject to Section 6.01(g)), (i) duly call, give notice of, convene and hold the Parent Shareholders Meeting for the purpose of obtaining the Parent Shareholder Approval and (ii) mail the Parent Circular to the holders of Parent Ordinary Shares and publish the Parent Prospectus in accordance with applicable Law.  Parent shall include the Parent Recommendation in the Parent Circular and the Parent Board shall solicit the approval of this Agreement and the issuance of the Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration by holders of Parent Ordinary Shares, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 5.03(b).  Notwithstanding the foregoing, and subject to compliance with any requirements of applicable Law and Parent’s organizational documents, if Parent reasonably believes that (i) it is necessary to postpone or adjourn the Parent Shareholders Meeting to ensure that any required amendment or supplement to the Parent Circular and the Parent Prospectus is mailed to the holders of Parent Ordinary Shares and published, respectively, within a reasonable amount of time in advance of the Parent Shareholders Meeting, (ii) such postponement or adjournment is required by Law or a court or other Governmental Entity of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or (iii)(A) Parent will not receive proxies sufficient to obtain the Parent Shareholder Approval, whether or not a quorum is present, or (B) Parent will not have a sufficient number of Parent Ordinary Shares present in person or by proxy to constitute a quorum necessary to conduct the business of the Parent Shareholders Meeting, then Parent, after consultation with the Company, may postpone or adjourn, or make one or more successive postponements or  adjournments of, the Parent Shareholders Meeting, so long as, in the case of any postponement or adjournment under clause (iii) of this Section 6.01(f), the date of the Parent Shareholders Meeting is not postponed or adjourned more than an aggregate of 30 calendar days without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).  In the event that during the five Business Days prior to the date that the Parent Shareholders Meeting is then scheduled to be held, Parent delivers a notice of an intent to make a Parent Adverse Recommendation Change, the Company may direct Parent to postpone the Parent Shareholders Meeting for up to six Business Days and, to the extent permitted by applicable Law and Parent’s organizational documents, Parent shall promptly, and in any event no later than the next Business Day, postpone the Parent Shareholders Meeting in accordance with the Company’s  direction, subject to Parent’s right to postpone the Parent Shareholders Meeting for a longer period pursuant to the immediately preceding sentence.  Without limiting the generality of the foregoing, Parent agrees that its obligations pursuant to this Section 6.01(f), other than with respect to the second sentence of this Section 6.01(f), shall not be affected by the making of any Parent Adverse Recommendation Change by the Parent Board.

(g)  The parties will use their reasonable best efforts to hold the Company Shareholders Meeting and the Parent Shareholders Meeting on the same date.

(h)  The Company acknowledges that Parent may seek a further Parent Shareholder Approval if due to material circumstances arising from the date of the Parent Shareholders Meeting until the Closing either Parent has been directed by a Governmental Entity to seek such further approval, or Parent determines in good faith (after consultation with its outside legal counsel) that it is necessary to seek such further approval for the purpose of complying with the Listing Rules, or the Company and Parent have agreed that Parent should seek such further approval.

SECTION 6.02.  Access to Information; Confidentiality.  Subject to applicable Law, each of Parent and the Company shall, and shall cause each of its respective subsidiaries to, afford to the other party and such party’s Representatives, reasonable access, upon reasonable advance notice, during normal business hours during the period prior to the Effective Time to all of their respective properties, books, Contracts, Tax Returns, commitments, personnel and records; provided, however, that such access (A) shall not unreasonably disrupt the normal operations of any party, (B) shall be subject to any legal restrictions on a party’s ability to provide any information (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access) and (C) shall not result in a waiver of the attorney-client privilege or the protection of attorney work-product (provided that the withholding party shall use its reasonable best efforts to allow for such access (or as much of it as possible) in a manner that does not result in a loss of attorney client privilege).  If any material is withheld by any party pursuant to the proviso to the preceding sentence, such party shall, to the extent possible without violating legal restrictions or risking a loss of attorney client privilege, inform the other party as to the general nature of what is being withheld.  All information exchanged pursuant to this Section 6.02 shall be subject to the Confidentiality Agreement.

SECTION 6.03.  Reasonable Best Efforts; Notification.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the taking of all reasonable acts necessary to cause the conditions set forth in Article VII to be satisfied as soon as reasonably practicable, (ii) the obtaining of all mandatory or appropriate nonactions and Consents from Governmental Entities and the making of all mandatory or appropriate registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain a Consent from, or to avoid an Action by, any Governmental Entity, (iii) the obtaining of all mandatory or appropriate Consents from third parties, provided that no party shall be required or permitted to incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain any such Consents, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments mandatory or appropriate to consummate the Transactions and to fully carry out the purposes of this Agreement.  In connection with and without limiting the foregoing, the Company and Parent shall duly file, in consultation and cooperation with the other parties hereto, with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice the notification and report form (the “HSR Filing”) required under the HSR Act with respect to the Transactions as promptly as practicable (and in any event within 15 Business Days) after the date of this Agreement.  Each party shall cooperate with the other party to the extent necessary to assist the other party in the preparation of its HSR Filing and any other mandatory or appropriate Consents, to request early termination of the waiting period required by the HSR Act and, if requested, to promptly amend or furnish additional information with respect to the HSR Filing and any other mandatory or appropriate Consents.

(b)  In connection with and without limiting the foregoing, the Company and the Company Board and Parent and the Parent Board shall (x) take all action necessary (including by granting any approvals) to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary (including by granting any approvals) to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Merger and the other Transactions.

(c)  Notwithstanding this Section 6.03 or anything else to the contrary herein, Parent shall not be required to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company’s assets or limits on the Company’s freedom of action with respect to any of its businesses or any other Antitrust

Restriction, or to commit or agree to any of the foregoing (each, a “Regulatory Requirement”), and the Company shall not, and nothing in Section 6.03(a) or Section 6.03(b) shall authorize the Company to, commit or agree to a Regulatory Requirement, to obtain any Consents in connection with, or to remove any impediments to the Transactions relating to, the HSR Act or other antitrust, competition or premerger notification, trade regulation law, regulation or order (“Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action relating to Antitrust Laws.

(d)  Subject to applicable Law, each party shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with obtaining all mandatory or appropriate nonactions and Consents from Governmental Entities, and each party shall (i) keep one another reasonably informed as to the status of and the processes and proceedings relating to obtaining nonactions and Consents from Governmental Entities, (ii) give prompt notice to the other party of any direct or indirect communication with a Governmental Entity in connection with the Transactions or with any person alleging that the consent of such person is or may be required in connection with the Transactions, in each case to the extent such other party is not aware of such matter, (iii) prior to making any direct or indirect substantive communication with a Governmental Entity or submission of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, or proposals to a Governmental Entity in connection with the Transactions, provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with any such communications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions, or proposals, and (iv) unless impractical, allow the other party to participate in any substantive teleconference or in-person meetings with a Governmental Entity in connection with the Transactions; provided, however, that no notification pursuant to this Section 6.03(d) shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(e)  Notwithstanding this Section 6.03 or anything else to the contrary herein, Parent shall, acting reasonably and in good faith, direct and control all aspects of the parties’ efforts to obtain all mandatory or appropriate nonactions and Consents from Governmental Entities or in any Actions before any Governmental Entity relating to any Antitrust Laws; provided that (i) Parent shall provide the Company with reasonable prior notice of commitments or material actions that Parent proposes to undertake with any Governmental Entity in connection with such efforts and (ii) Parent shall consult with the Company and consider the Company’s views with respect to such matters in good faith.

SECTION 6.04.  Financing.  (a)  Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to obtain the Financing on a timely basis including (to the extent the proceeds of the term loans thereunder are needed to consummate the Transactions) pursuant to the New Term Loan Facility and if all conditions to funding thereunder have been satisfied (it being understood and agreed that Parent shall use its reasonable best efforts to satisfy (or cause to be satisfied) all such conditions on a timely basis), causing the lenders under the New Term Loan Facility to consummate the Financing on or prior to the Closing Date on the terms and conditions described in the New Term Loan Facility (it being understood that it is not a condition to Closing under this Agreement for Parent to obtain all or any portion of the Financing).

(b)  Parent will keep the Company reasonably informed of the status of its efforts to arrange the Financing and to satisfy the conditions thereof, including (i) giving the Company prompt notice upon having Knowledge of any breach by any party to the New Term Loan Facility or any termination of the New Term Loan Facility and (ii) upon the Company’s reasonable request, advising and updating the Company, in a reasonable level of detail, with respect to the status of the Financing and the anticipated closing of the Financing (which shall be at or prior to the Closing).  Except as set forth in this Section 6.04, Parent shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), voluntarily reduce the committed principal amount of the New Term Loan Facility or amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the New Term Loan Facility or any other provision of, or remedies under, the New Term Loan Facility, in each case to the extent such amendment, modification, supplement or waiver would reasonably be expected to have the effect of directly or indirectly (A) impairing the enforceability of the New Term Loan Facility or reducing the aggregate amount of debt financing under the New Term Loan Facility (except (x) as required thereby or (y) concurrently with the entry into alternative debt financing arrangements described in clause (x) of the proviso at the end of this clause (b), in equal amounts to, and having conditions to funding that are no less favorable to Parent than the New Term Loan Facility), (B) adversely affecting in any material respect the ability of Parent to timely consummate the Transactions, (C) amending, modifying, supplementing or waiving the conditions or contingencies to the Financing in a manner materially adverse to the Company or (D) materially delaying or impeding the Closing; provided that notwithstanding any other provision of this Agreement, Parent shall be entitled from time to time to (x) substitute other debt financing (in equal amounts to, and having conditions to funding that are no less favorable to Parent than the New Term Loan Facility) for all or any portion of the Financing from the same or alternative financing sources (including, for the avoidance of doubt, one or more issuances of debt securities; provided, that such debt securities shall not be convertible into, exchangeable for or otherwise linked to, any equity securities), and (y) amend, restate, replace, supplement or otherwise modify the New Term Loan Facility for the purpose of adding agents, co-agents, lenders, arrangers, bookrunners or other persons that have not executed the New Term Loan Facility as of the date of this Agreement, in each case, subject to subclauses (A), (B), (C) and (D) above.

(c)  Upon any such amendment, restatement, replacement, supplement or modification, in accordance with the terms of this Section 6.04, the term “New Term Loan Facility” shall mean for all purposes of this Agreement the New Term Loan Facility as so amended, restated, replaced, supplemented or modified.  Parent shall promptly make available to the Company true and complete copies of any such amendment, restatement, replacement, supplement or modification (with only the fee amounts and certain other provisions redacted, which redacted provisions shall not affect the principal amount or availability of the Financing).

(d)  Upon the request of Parent, the Company shall provide, and shall cause the Company Subsidiaries to provide and shall use their respective reasonable best efforts to cause its and their Representatives to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the Financing in connection with the Transactions, including: (i) participation of the Company’s senior officers in a reasonable number of meetings (including with prospective agents, co-agents, lenders, arrangers, bookrunners, underwriters and other financing sources), drafting sessions, due diligence sessions and rating agency presentations, in each case, to the extent reasonable and customary; (ii) making available to Parent and its underwriters and financing sources any historical financial statements of the Company and the Company Subsidiaries required to be included by Regulation S-X and Regulation S-K under the Securities Act in a registered offering of unsecured debt securities by Parent and any other information (financial or otherwise) regarding the Company that is reasonably available and reasonably necessary for Parent to prepare pro forma financial statements and projections or otherwise as is customarily provided in connection with any financing comparable to the Financing, as well as business and other financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act in a registered offering of unsecured debt securities by Parent; (iii) assisting Parent and its underwriters and financing sources in the preparation of (A) a customary bank information memorandum (as well as a public-side version thereof) for the Financing, (B) materials for rating agency presentations and (C) prospectuses, offering memoranda and private placement memoranda, including using its reasonable best efforts to obtain any consents of accountants for use of their reports in any of the foregoing; provided that Parent shall be primarily responsible for the preparation of any such documentation; (iv) assisting Parent with the preparation of any definitive documents related to the Financing or any offering(s) of debt securities in lieu of the Financing (including any schedules thereto) as may be reasonably requested by Parent; provided that Parent shall be primarily responsible for the preparation of any such documentation; (v) executing and delivering (or using reasonable best efforts to obtain) customary certificates, accountants’ comfort letters (including customary “negative assurance” comfort), consents, legal opinions and negative assurance letters in connection with the Financing; (vi) affording Parent’s underwriters and financing sources with reasonable and customary access (on a reasonable and limited number of occasions), upon reasonable advance notice, during normal business hours to all of its properties, books, Contracts, Tax Returns, commitments, personnel and records; (vii) providing Parent’s underwriters and financing sources with all documentation and other information required by regulatory authorities and as reasonably requested by Parent with respect to the Company in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT; and (viii) consenting to the reasonable use of the Company’s trademarks, service marks or logos in connection with the Financing prior to the Closing Date (subject to advance review of and consultation with respect of such use and so long as such marks or logos are used in a manner that is reasonable and customary for such purposes and that is not intended or reasonably likely to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary or any of their respective products, services, offerings or intellectual property rights); provided that the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing; provided, further, that the effectiveness of any documentation executed by the Company with respect thereto shall be subject to the consummation of the Merger and nothing in this Section 6.04 shall require any cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company  Subsidiaries.  Parent acknowledges and agrees that none of the Company or any Company Subsidiary or any of their respective Representatives shall incur any liability or have any obligations to any person under or in connection with the Financing prior to the Closing.

(e)  Notwithstanding anything herein to the contrary, the cooperation set forth in Section 6.04(d) shall not be required to the extent such cooperation (i) unreasonably disrupts the normal operations of the Company or any Company Subsidiary, (ii) would cause any breach of this Agreement or cause any condition of this Agreement to not be satisfied, (iii) conflict with, violate or breach any applicable Law or legal restriction, the charter or similar organizational documents of the Company or any Company Subsidiary or any material Contract to which the Company or any Company Subsidiary is a party or (iv) would result in a waiver of the attorney-client privilege or the protection of attorney work-product (provided that the withholding party shall use its reasonable best efforts to allow for such access (or as much of it as possible) in a manner that does not result in a loss of attorney client privilege). If any material is withheld by the Company pursuant to this Section 6.04(e), the Company shall, to the extent possible without violating legal restrictions or risking a loss of attorney client privilege, inform the Company as to the general nature of what is being withheld.  All information exchanged pursuant to this Section 6.04 shall be subject to the Confidentiality Agreement.

(f)  Except in the case of losses arising or resulting from fraud or intentional or willful misrepresentation, gross negligence, willful misconduct or willful concealment with respect to information provided by the Company or any Company Subsidiary in connection with the Financing, in each case, as determined by a final, non-appealable Judgment by a court of competent jurisdiction, Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing or any offerings of debt securities in lieu of the Financing and any information utilized in connection therewith (other than information provided by or on behalf of the Company expressly for use in connection therewith) in each case, whether or not the Merger is consummated and/or this Agreement is terminated.  Parent shall, promptly upon the request of the Company, reimburse the Company for all out-of-pocket costs or expenses reasonably incurred by the Company in connection with cooperation provided for in this Section 6.04.

SECTION 6.05.  Equity-Based Compensation.

(a)  At the Effective Time, each Cash-Out RSU outstanding immediately prior to the Effective Time, shall be canceled and converted into the right to receive the Merger Consideration for each share of Company Common Stock subject to such Cash-Out RSU (subject to the proviso below) and any dividend equivalent right in respect of such Cash-Out RSU, in full satisfaction of the rights of the applicable holder with respect thereto, subject to any required withholding Taxes (any such withholding Taxes shall be satisfied by having a portion of the Per Share Stock Consideration of the Merger Consideration retained by Parent or any Parent Subsidiary, such portion to have a value sufficient to satisfy such withholding Taxes, and, in the event the Per Share Stock Consideration has a value that is less than such withholding Taxes, an amount of cash payable to the holder of such award equal to the value of the remaining Tax withholding shall be retained by Parent or any Parent Subsidiary), provided that, in the case of any Cash-Out RSU that is also a Company Performance Share, the number of shares of Company Common Stock deemed to be subject to such Cash-Out RSU, shall be determined by the Company Board (or the applicable committee thereof) prior to the Effective Time in accordance with the applicable award agreement and after reasonable consultation with Parent

(for the avoidance of doubt, taking into account any pro ration required by such award agreement);

(b)  At the Effective Time, each Company DSU outstanding immediately prior to the Effective Time, shall be canceled and converted into the right to receive the Merger Consideration (or such other form of payment as is required by the applicable Company Benefit Plan in an amount equal to the value of the Merger Consideration) for each share of Company Common Stock subject to such Company DSU, in full satisfaction of the rights of the applicable holder with respect thereto, subject to any required withholding Taxes (any such withholding Taxes shall be satisfied by having a portion of the Per Share Stock Consideration, if any, of the Merger Consideration retained by Parent or any Parent Subsidiary, such portion to have a value sufficient to satisfy such withholding Taxes, and, in the event the Per Share Stock Consideration has a value that is less than such withholding Taxes, an amount of cash payable to the holder of such award equal to the value of the remaining Tax withholding shall be retained by Parent or any Parent Subsidiary), provided that the timing of payment shall be made in accordance with the applicable award agreement and any deferral election made thereunder;

(c)  At the Effective Time, each Rollover RSU outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit of Parent with respect to a target number of Parent ADSs (rounded down to the nearest whole Parent ADS (with any fractional Parent ADSs settled in cash)) equal to the product of (i) the target number of shares of Company Common Stock subject to such Rollover RSU immediately prior to the Effective Time and (ii) the RSU Exchange Ratio subject to adjustment in accordance with Section 2.01(h) (each, an “Adjusted RSU”), subject to substantially the same terms and conditions as were applicable to such Rollover RSU immediately prior to the Effective Time (except that the form of payment upon vesting and settlement shall be in Parent ADSs rather than in shares of Company Common Stock), provided that, if such Rollover RSU was subject to performance-based vesting immediately prior to the Effective Time, then the performance conditions applicable to such Adjusted RSU and the number of Adjusted RSUs that may be earned at the end of the applicable performance period shall be determined in accordance with Section 5.01(a)(iv) of the Company Disclosure Letter.

(d)  At the Effective Time, Parent shall assume all of the obligations of the Company under the Company Stock Plans, each Adjusted RSU and the agreements evidencing the grants thereof.  As soon as practicable after the Effective Time, Parent shall deliver to the holders of Adjusted RSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Adjusted RSUs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.05 after giving effect to the Merger).

(e)  Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to effect the treatment of the Company Stock Awards described in paragraphs (a) through (e) of this Section 6.05. At the direction of Parent, payment of any cash amounts to be paid pursuant to this Section 6.05 may be made through the Company’s (or the Surviving Corporation’s) payroll, but in no event later than the second standard payroll cycle commencing after the Effective Time.

SECTION 6.06.  Employee Benefit Matters.

(a)  Following the Effective Time and until December 31, 2018, Parent shall, or shall cause the Surviving Corporation to, provide employees of the Company or any Company Subsidiary as of the Closing (the “Continuing Employees”) with (i) annual base salary (including any portion of a Continuing Employee’s annual base salary that is paid in a lump sum as a result of the cap imposed by the Company on the amount of annual base salary that may be paid to a Continuing Employee) and wages that are no less favorable than those provided to each Continuing Employee as of immediately prior to the Closing, (ii) annual target cash bonus opportunities (excluding any one-time, special or non-recurring bonus) that are no less favorable than those provided to each Continuing Employee as of immediately prior to the Closing, (iii) annual target equity-based opportunities (excluding any one-time, special or non-recurring equity-based awards) that are no less favorable in respect of value to those provided to each Continuing Employee as of immediately prior to Closing and (iv) other employee benefit plans, programs and arrangements (excluding change in control, transaction bonus and retention arrangements) that are substantially similar in the aggregate to those provided to each Continuing Employee as of immediately prior to the Closing.

(b)  Parent shall, or shall cause the Surviving Corporation to, honor, in accordance with their terms, all Company Benefit Plans subject, in the case of each Company Benefit Plan, to the right of Parent, the Surviving Corporation or any subsidiary of either to amend or terminate any Company Benefit Plan in accordance with its terms.

(c)  For purposes of vesting, eligibility to participate and level of benefits (but excluding benefit accrual for purposes of defined benefit plans) under the employee benefit plans, programs, policies and arrangements providing benefits to any Continuing Employee from and after the Closing Date (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company or any Company Subsidiary and their respective predecessors prior to the Closing, to the same extent credit for such service was provided under the Company Benefit Plans as of immediately prior to the Closing, to the extent such service credit would not result in the duplication of benefits under any New Plan.  Without limiting the generality of the foregoing, (i) each Continuing Employee who ceases to be eligible to participate in a Company Benefit Plan shall immediately be eligible to participate, without any waiting period, in any corresponding New Plan to the extent such New Plan is comparable and intended to replace the benefits under any such Company Benefit Plan, (ii) for purposes of any New Plan providing benefits to any Continuing Employee, Parent shall cause all pre-existing condition limitations, exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and such Continuing Employee’s covered dependents, and (iii) to the extent Parent receives from the Company sufficient information, Parent shall cause any eligible expenses incurred by a Continuing Employee under a Company Benefit Plan during the calendar year in which the Closing Date occurs to be taken into account for purposes of satisfying such calendar year’s deductible, co-payment or co-insurance and maximum out-of-pocket limitations under any relevant New Plans in which such Continuing Employee becomes eligible to participate during such calendar year, to the extent credited under the applicable Company Benefit Plan prior to the Effective Time.

(d)  Parent and the Company, as applicable, shall cause

(i) all fiscal year 2016 bonus amounts under annual bonus, sales and other cash incentive plans of the Company and the Company Subsidiaries (the “FY2016 Bonuses”) to be calculated and paid in the ordinary course of business consistent with past practice to the eligible Continuing Employees; provided, however, that if the Closing Date occurs prior to the date the FY2016 Bonuses are paid in the ordinary course, such bonus amounts shall be calculated based on actual results and performance achieved in respect of fiscal year 2016; and

(ii) all fiscal year 2017 bonus amounts under annual bonus, sales and other cash incentive plans of the Company and the Company Subsidiaries (the “FY2017 Bonuses”) to be established and calculated in accordance with Section 5.01(a)(iv) of the Company Disclosure Letter and paid in the ordinary course of business consistent with past practice to the eligible Continuing Employees.

(e)  Parent acknowledges and agrees that a “Change in Control” or “Change of Control” (or other similar phrase) within the meaning of any severance or equity incentive agreement, plan or other arrangement entered into, sponsored by or maintained by the Company or any Company Subsidiary, shall occur as of the Effective Time as a result of the consummation of the Merger contemplated by this Agreement.

(f)  From and after the date of this Agreement, the Company will notify Parent promptly of any notice or other communication received by the Company or any Company Subsidiary from the Pension Benefit Guaranty Corporation (the “PBGC”) under the PBGC’s Early Warning Program regarding any defined benefit pension plan of the Company or any Company Subsidiary. In the event of any such notice or communication, the Company will consult with Parent with respect to any communications with the PBGC or its Representatives, in accordance with Section 6.06(f) of the Company Disclosure Letter.

(g)  Without limiting the generality of Section 9.07, the provisions of this Section 6.06 are solely for the benefit of the parties hereto and no provision of this Section 6.06 shall (i) create any right in any Continuing Employee to continued employment by Parent, the Surviving Corporation, the Company or any of their respective subsidiaries or limit the ability of Parent, the Surviving Corporation, the Company or any of their respective subsidiaries to terminate the employment of any Continuing Employee, (ii) confer upon any Company Personnel any rights or remedies under or by reason of this Agreement, (iii) except as expressly required by their terms, require Parent, the Surviving Corporation, the Company or any of their respective subsidiaries to continue any Company Benefit Plans or New Plans, as applicable, or prevent the amendment, modification or termination thereof on or after the Closing Date in accordance with their terms or (iv) be treated as a restatement, amendment or waiver of or to any particular Company Benefit Plan or New Plan or other employee benefit plan.

(h)  Within ten Business Days of the date hereof, the Company shall provide to Parent a true and complete list, as of the close of business on the date hereof, of (a) all outstanding Company RSUs, the number of shares of Company Common Stock with respect thereto, the grant dates and the names of the holders thereof and the vesting schedule of the Retention RSUs, (b) all outstanding Company DSUs, the number of shares of Company Common Stock with respect thereto, the grant dates and the names of the holders thereof and (c) all outstanding Company Performance Shares, the number of shares of Company Common Stock with respect thereto at target level and maximum level and the grant dates thereof and the names of the holders thereof.

SECTION 6.07.  Indemnification.  (a)   From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, all current or former directors and officers of the Company and the Company Subsidiaries and all fiduciaries under any Company Benefit Plan (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any costs, expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities to the extent related to any claim or Action arising out of or pertaining to the fact that the Company Indemnified Party is or was a director or officer of the Company or any of the Company Subsidiaries or a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of the Company Subsidiaries as a director or officer of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise (including any Company Benefit Plan) at or prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the Transactions).  Subject to applicable Law, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, pay the fees and expenses of a Company Indemnified Party (including reasonable attorneys’ fees and expenses and disbursements) in advance of the final disposition of any claim or Action that is the subject of the right to indemnification under this Section 6.07(a); provided, however, that such Company Indemnified Party undertakes to reimburse the Surviving Corporation for all amounts so advanced if a court of competent jurisdiction determines by a final, nonappealable Judgment that such Company Indemnified Party is not entitled to indemnification.

(b)  From and after the Effective Time, Parent shall, to the fullest extent permitted by Law, cause the Surviving Corporation to honor all of the Company’s and the Company Subsidiaries’ obligations to indemnify (including any obligations to advance funds for expenses) each Company Indemnified Party and each past and present employee of the Company and any Company Subsidiary for acts or omissions by such persons occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company Bylaws, individual indemnity agreements (copies of which have been made available by the Company to Parent prior to the date of this Agreement) or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company Bylaws and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such Company Indemnified Party arising out of such acts or omissions.

(c)  The Company may in its discretion purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided that without Parent’s consent, the cost of such “tail” policy will not exceed 300% of the annual premiums paid as of the date of this Agreement by the Company for such insurance (such 300% amount, the “Maximum Premium”).  If the Company declines to purchase such a “tail” policy, Parent shall purchase such a “tail” policy or, at Parent’s election in lieu of purchasing such a “tail” policy, for a period of six years after the Effective Time, cause to be maintained in effect the policies of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (provided that (i) Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous and (ii) the Company shall cooperate with Parent in connection with obtaining such substitute policies, including by providing information reasonably requested by Parent in connection therewith) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to purchase such a “tail” policy if the cost would exceed the Maximum Premium or make annual premium payments for such insurance to the extent such premiums exceed the Maximum Premium.  If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.  To the extent the Company elects to purchase a “tail” policy as described in this Section 6.07(c), the Company shall cooperate and consult with Parent in all respects in connection with obtaining such a “tail” policy, including by designating Parent as a successor in liability thereunder.

(d)  In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent or the Surviving Corporation will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.07.

(e)  The provisions of this Section 6.07 (i) will survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Law, contract or otherwise.

SECTION 6.08.  Fees and Expenses.

(a)  Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)  The Company will pay to Parent a fee equal to $1,000,000,000 (the “Company Termination Fee”) if:

(i) Parent terminates this Agreement pursuant to Section 8.01(d); provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), in each case, at any time at which Parent would have been permitted to terminate this Agreement pursuant to Section 8.01(d), this Agreement will be deemed terminated pursuant to Section 8.01(d) for purposes of this Section 6.08(b)(i); or

(ii) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) or Section 8.01(c), and, in the case of a termination pursuant to Section 8.01(b)(i), the conditions set forth in Sections 7.01(e) and 7.01(f) have been satisfied; provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(ii) at any time at which Parent would have been permitted to terminate this Agreement pursuant to Section 8.01(c), then this Agreement will be deemed terminated pursuant to Section 8.01(c) for purposes of this Section 6.08(b)(ii), (B) a Company Takeover Proposal has been made or made known to the Company or its shareholders after the date of this Agreement (whether or not conditional and whether or not withdrawn) but prior to the date of the Company Shareholders Meeting (in the case of Section 8.01(b)(iii)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i)) or prior to the breach giving rise to such right of termination (in the case of Section 8.01(c)), and (C) within 12 months after such termination, the Company or any Company Subsidiary enters into a definitive Contract with respect to, or consummates, such Company Takeover Proposal (solely for purposes of this Section 6.08(b)(ii), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 5.02(e) except that all references in such definition to “25% or more” shall be deemed to be references to a majority).

Any Company Termination Fee due under this Section 6.08(b) shall be paid by wire transfer of same day funds to an account designated by Parent (x) in the case of a payment as a result of Section 6.08(b)(i), on the Business Day immediately following the date of termination of this Agreement and (y) in the case of a payment as a result of Section 6.08(b)(ii), upon the occurrence of an event set forth in Section 6.08(b)(ii)(C).

(c)  Parent will pay to the Company the Parent Termination Fee (as defined below) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(f); provided that if either the Company or Parent terminates this Agreement pursuant to (i) Section 8.01(b)(i) or Section 8.01(b)(iv), in each case, at any time at which the Company would have been permitted to terminate this Agreement pursuant to Section 8.01(f), then this Agreement will be deemed terminated pursuant to Section 8.01(f) for purposes of this Section 6.08(c)(i);

(ii) this Agreement is terminated by either Parent or the Company (A) pursuant to Section 8.01(b)(i) and at the time of such termination one or more of the conditions to Closing set forth in Section 7.01(e), Section 7.01(f) (but for purposes of Section 7.01(f) only if each Restraint giving rise to such non-satisfaction is attributable to an Antitrust Law) or Section 7.02(c) shall not have been satisfied, but all other conditions to Closing set forth in Section 7.01 and Section 7.02 shall be satisfied (or, in the case of any condition that by its nature is to be satisfied at the Closing, would be satisfied if the Closing were to occur on the date of such termination), or (B) pursuant to Section

8.01(b)(ii) if the Restraint giving rise to such non-satisfaction is attributable to an Antitrust Law; provided, however, that no Parent Termination Fee shall be payable pursuant to this Section 6.08(c)(ii) in the event that the Company has not complied in all material respects with its obligations under Section 6.03; or

(iii) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iv) or Section 8.01(e), and, in the case of a termination pursuant to Section 8.01(b)(i), the conditions set forth in Sections 7.01(e), 7.01(f) and 7.02(c) have been satisfied; provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(ii) at any time at which the Company would have been permitted to terminate this Agreement pursuant to Section 8.01(e), then this Agreement will be deemed terminated pursuant to Section 8.01(e) for purposes of this Section 6.08(c)(iii), (B) a Parent Alternative Transaction has been publicly proposed or announced or otherwise publicly disclosed after the date of this Agreement (whether or not conditional and whether or not withdrawn) but prior to the date of the Parent Shareholders Meeting (in the case of Section 8.01(b)(iv)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i)) or prior to the breach giving rise to such right of termination (in the case of Section 8.01(e)), and (C) within 12 months after such termination, Parent or any Parent Subsidiary enters into a definitive Contract with respect to, or consummates, such Parent Alternative Transaction (solely for purposes of this Section 6.08(c)(ii), the term “Parent Alternative Transaction” shall have the meaning set forth in the definition of Parent Alternative Transaction contained in Section 5.03(e) except that all references in such definition to “25% or more” shall be deemed to be references to “a majority”).

For purposes of this Agreement, the “Parent Termination Fee” shall mean (i) with respect to Sections 6.08(c)(i) and 6.08(c)(iii), $1,000,000,000, and (ii) with respect to Section 6.08(c)(ii), $500,000,000.  Any Parent Termination Fee due under this Section 6.08(c) shall be paid by wire transfer of same day funds to an account designated by the Company (x) in the case of a payment as a result of Section 6.08(c)(i) or 6.08(c)(ii), on the Business Day immediately following the date of termination of this Agreement and (y) in the case of a payment as a result of Section 6.08(c)(iii), upon the occurrence of an event set forth in Section 6.08(c)(iii)(C).  Any Parent Termination Fee, if payable, shall be inclusive of any applicable value added Tax.

(d)  Parent and the Company acknowledge that the agreements contained in this Section 6.08 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would have entered into this Agreement; accordingly, if the Company fails promptly to pay the Company Termination Fee, if any, or Parent fails to promptly pay the Parent Termination Fee, if any, and, in order to obtain such payment, the person owed such payment commences an Action that results in a Judgment against the other party for the amounts set forth in Section 6.08(b) or 6.08(c), as applicable, the person owing such payment shall pay to the other party interest on the amounts set forth in Section 6.08(b) or 6.08(c), as applicable, at a rate per annum equal to three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by Parent) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 1.5%.  In no event shall either party be obligated to pay more than one termination fee pursuant to this Section 6.08; provided, however, that to the extent (i) Parent or the Company has terminated this Agreement pursuant to Section 8.01(b)(ii) at any time at which the Company would have been permitted to terminate this Agreement pursuant to Section 8.01(e), (ii) Parent has paid to the Company the Parent Termination Fee pursuant to Section 6.08(c)(ii) and (iii) Parent subsequently is obligated to pay to the Company the Parent Termination Fee pursuant to Section 6.08(c)(iii), Parent shall pay such subsequent Parent Termination Fee to the Company, less any amounts previously paid to the Company pursuant to Section 6.08(c)(ii).

SECTION 6.09.  Public Announcements.  Other than with respect to any Parent Adverse Recommendation Change or any Company Adverse Recommendation Change made in accordance with this Agreement, the Parent Entities and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any material press release or other material public statements with respect to this Agreement, the Merger and the other Transactions and shall not (and shall not cause or permit their respective Representatives to) issue any such material press release or make any such material public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with, or rules of, any securities exchange or listing authority or as would not be reasonably practicable as a result of requirements of applicable Law.  The Company and Parent agree that the initial press releases to be issued with respect to the Transactions will be in the form heretofore agreed to by the parties.  Notwithstanding the foregoing sentences of this Section 6.09, Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

SECTION 6.10.  Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause, on or prior to the Closing Date (a) the Parent ADSs to be issued as Merger Consideration to be approved for listing on the NYSE, subject to official notice of issuance and (b) the Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration to be approved for admission to the premium listing segment of the Official List of the UKLA in accordance with the Listing Rules and to trading on the main market for listed securities of the LSE in accordance with the Admission and Disclosure Standards of the LSE.  The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

SECTION 6.11.  Stock Exchange Delisting and Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and the rules and requirements of the NYSE to cause the delisting of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time, and in any event no more than two Business Days after the Closing Date, and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting; provided that the Company shall not cause the Company Common Stock to be delisted from the NYSE prior to the Effective Time.  If the Surviving

Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten days following the Closing Date, the Company shall make available to Parent, at least five Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

SECTION 6.12.  Transaction Litigation.  In the event that any Action relating to the Transactions is brought against the Company or any of its directors or officers, the Company will promptly notify Parent of such Action and shall keep Parent informed on a reasonably current basis with respect to the status thereof.  Subject to applicable Law, the Company shall give Parent the opportunity, at Parent’s cost and expense, to participate in the defense or settlement of any such Action, and no such settlement shall be agreed to without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).  In the event that any Action relating to the Transactions is brought against Parent or any of its directors or officers, Parent will promptly notify the Company of such Action and shall keep the Company informed on a reasonably current basis with respect to the status thereof.  Subject to applicable Law, Parent shall give the Company the opportunity, at the Company’s cost and expense, to participate in the defense or settlement of any such Action, and no such settlement shall be agreed to without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 6.13.  Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required and permitted to cause any dispositions of Company Common Stock (including derivative securities with respect thereto) by each director or officer of the Company to be exempt under Rule 16b-3 of the Exchange Act.

SECTION 6.14.  Company’s Auditors.  From the date of this Agreement until the Effective Time, the Company shall use its reasonable best efforts to cause the Company’s auditors to complete their audit for the year ending December 31, 2016 in a timely manner and, at the reasonable request of Parent, to perform a review of the consolidated interim financial statements of the Company for any period beginning thereafter.

SECTION 6.15.  Integration Planning.  From the date of this Agreement until the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations and administration of the Company and its subsidiaries (including with respect to the ongoing debt and equity capitalization of the Company and the Company Subsidiaries) and integration planning matters and communicate and consult with specific persons to be identified by each party with respect to the foregoing.

SECTION 6.16.  Company Capitalization.  The Company shall make available to Parent, at least three Business Days prior to the anticipated Closing Date, an updated list of the information set forth in the first two sentences of Section 3.03(a) as of the most recent practicable date prior to the Closing Date.

SECTION 6.17.  Governance Matters.  Parent shall take all actions necessary to cause three directors other than the Investor Directors (as defined in the Governance Agreement)

serving on the Company Board immediately prior to the Closing to be elected or appointed as members of the Parent Board as of the Effective Time, with such directors to be selected by Parent prior to the Closing and after consultation with the Transaction Committee.

ARTICLE VII

Conditions Precedent

SECTION 7.01.  Conditions to Each Party’s Obligation to Consummate the Merger.  The respective obligation of each party to consummate the Merger is subject to the satisfaction or, to the extent legally permissible (and except with respect to the condition set forth in Section 7.01(a)(i), which shall not be waivable), waiver on or prior to the Closing Date of the following conditions:

(a)  Required Company Shareholder Approvals.  Each of the (i) Unaffiliated Shareholder Approval and (ii) Company Shareholder Approval shall have been obtained.

(b)  Parent Shareholder Approval.  The Parent Shareholder Approval shall have been obtained.

(c)  U.S. Listing.  The Parent ADSs issuable as Merger Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d)  UK Listing.  The UKLA and the LSE shall have acknowledged to Parent or its agent (and such acknowledgment shall not have been withdrawn) that the applications for admission of the Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration to the premium listing segment of the Official List of the UKLA and to trading on main market for listed securities of the LSE, respectively, have been approved such that such Parent Ordinary Shares shall have been admitted to the premium listing segment of the Official List of the UKLA and trading on the main market for listed securities of the LSE, subject only to the issue of such Parent Ordinary Shares upon completion of the Merger.

(e)  Governmental Consents.  (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) each of the Consents set forth on Section 7.01(e)(ii) of the Parent Disclosure Letter shall have been obtained from the applicable Governmental Entity (whether by lapse of time or express confirmation of the relevant Governmental Entity) and shall be in full force and effect at the Closing.

(f)  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Judgment or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction (collectively, “Restraints”) shall be in effect preventing, making illegal or prohibiting the consummation of the Merger or the issuance of the Parent Ordinary Shares underlying the Parent ADSs as Merger Consideration.

(g)  Forms F-4 and F-6.  The Form F-4 and the Form F-6 shall have each been declared effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of such registration statement or proceedings seeking such a stop order.

(h)  Parent Prospectus and Parent Circular.  The Parent Prospectus and the Parent Circular shall have each been filed with and approved by the UKLA, and the Parent Prospectus shall have been made available to the public in accordance with the Prospectus Rules and the Parent Circular shall have been sent to the holders of Parent Ordinary Shares in accordance with the Listing Rules.

SECTION 7.02.  Conditions to Obligations of Parent and Sub.  The obligations of Parent and Sub to consummate the Merger are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company (i) in Section 3.01 (Organization, Standing and Power), Section 3.03 (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.16 (Brokers; Schedules of Fees or Expenses) and Section 3.17 (Opinions of Financial Advisors) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) in Section 3.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (iii) in this Agreement (other than the foregoing sections, subsections and sentences) shall be true and correct (ignoring for such purposes any materiality or “Material Adverse Effect” qualifiers set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iii) to be true and correct (ignoring for such purposes any materiality or “Material Adverse Effect” qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (d) of the definition of the term “Material Adverse Effect” are not excluded for purposes of qualifying such representation or warranty in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, such effects will similarly not be excluded for purposes of this Section 7.02(a)).  Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b)  Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement that are required to be performed on or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c)  No Antitrust Restrictions.  No Restraint issued or promulgated by a Governmental Entity under any Antitrust Laws will be in effect, in each case as a result of the Merger, that results, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by the Surviving Corporation, Parent or any of their respective subsidiaries of any portion of the business, properties or assets of the Surviving Corporation, Parent or any of their respective subsidiaries, (ii) the Surviving Corporation, Parent or any of their respective subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of the Surviving Corporation, Parent or any of their respective subsidiaries, (iii) any prohibition or limitation on the ability of Parent to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Surviving Corporation or its subsidiaries, including the right to vote such shares or (iv) any prohibition or limitation on Parent effectively controlling the business or operations of the Surviving Corporation and its subsidiaries (collectively, an “Antitrust Restriction”).

SECTION 7.03.  Conditions to Obligation of the Company.  The obligation of the Company to consummate the Merger is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent, BATUS and Sub (i) in Section 4.01(a) (Organization, Standing and Power), Section 4.03 (Capital Structure) and Section 4.04 (Authority; Execution and Delivery; Enforceability) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) in Section 4.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (iii) in this Agreement (other than the foregoing sections, subsections and sentences) shall be true and correct (ignoring for such purposes any materiality or “Material Adverse Effect” qualifiers set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iii) to be true and correct (ignoring for such purposes any materiality or “Material Adverse Effect” qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (d) of the definition of the term “Material Adverse Effect” are not excluded for purposes of qualifying such representation or warranty in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, such effects will similarly not be excluded for purposes of this Section 7.03(a)).  The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the finance director of Parent to such effect.

(b)  Performance of Obligations of Parent and Sub.  Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement that are required to be performed on or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the finance director of Parent to such effect.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Required Company Shareholder Approvals or the Parent Shareholder Approval:

(a) by mutual written consent of Parent and the Company (in the case of the Company, acting through or on the recommendation of the Transaction Committee);

(b) by either Parent or the Company (in the case of the Company, acting through or on the recommendation of the Transaction Committee):

(i) if the Merger is not consummated on or before December 31, 2017 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach of a representation, warranty or covenant in this Agreement has been a principal cause of or resulted in the failure of the Transactions to be consummated on or before the End Date; provided, further, that in the event that all of the conditions set forth in Article VII have been satisfied but the End Date, by its terms, would occur before the expiration of the five Business Day period contemplated by Section 1.02, the End Date shall be extended by the number of days necessary to provide Parent with the full five Business Day period contemplated thereby;

(ii) if the condition set forth in Section 7.01(f) is not satisfied and the Restraint giving rise to such non-satisfaction shall have become final and nonappealable; provided that the terminating party shall have complied in all material respects with its obligations to use its reasonable best efforts pursuant to Section 6.03;

(iii) if either of the Required Company Shareholder Approvals shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken; or

(iv) if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken;

(c) by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the Company by the End Date or has not been cured by the Company within 30 days after the giving of written notice to the Company of such breach (provided that Parent is not then in material breach of any covenant or agreement contained in this Agreement and no representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or 7.03(b) could not then be satisfied);

(d) by Parent, in the event that a Company Adverse Recommendation Change has occurred; provided, however, that Parent will not have the right to terminate this Agreement pursuant to this Section 8.01(d) if both of the Required Company Shareholder Approvals shall have been obtained;

(e) by the Company, if Parent or Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent contained herein fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) is not reasonably capable of being cured by Parent or Sub by the End Date or has not been cured by Parent or Sub within 30 days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any covenant or agreement contained in this Agreement and no representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or 7.02(b) could not then be satisfied); or

(f) by the Company, in the event that a Parent Adverse Recommendation Change has occurred; provided, however, that the Company will not have the right to terminate this Agreement pursuant to this Section 8.01(f) if the Parent Shareholder Approval shall have been obtained.

The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e) or (f) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

SECTION 8.02.  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, BATUS, Sub or the Company, other than the last sentence of Section 6.02, the last sentence of Section 6.04(e), Section 6.04(f), Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination.  Nothing in this Section 8.02 shall be deemed to release any party from any liability for any willful and material breach by such party of the terms and provisions of this Agreement; provided that if either party receives any payments for damages from another party in respect of any such breach of this Agreement and also receives a Company Termination Fee or Parent Termination Fee, as applicable, the amount of such payments for damages made by the applicable party in respect of any such breaches shall be reduced by the amount of such Company Termination Fee or Parent Termination Fee, as applicable.  The Company on behalf of the holders of Company Common Stock and Company Stock Awards has the right to seek damages (including claims for damages based on loss of the economic benefits of the Transactions to the holders of Company Shares and Company Stock Awards) in the event of Parent’s, BATUS’s or Sub’s failure to consummate the Merger in breach of this Agreement (whether or not this Agreement has been terminated), which right is hereby expressly acknowledged and agreed by Parent, BATUS and Sub.  The rights of third-party beneficiaries referenced in the preceding sentence may be exercised only by the Company (on behalf of the holders of Company Shares and Company Stock Awards as their agent) through action expressly approved by the Transaction Committee, and no shareholder of the Company or holder of Company Stock Awards whether purporting to act in its capacity as a stockholder or holder of Company Stock Awards purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

SECTION 8.03.  Amendment.  Prior to the Effective Time, this Agreement may be amended by the parties (in the case of the Company, acting through or on the recommendation of the Transaction Committee) at any time before or after receipt of the Required Company Shareholder Approvals or the Parent Shareholder Approval; provided, however, that (a) after receipt of the Required Company Shareholder Approvals, there shall be made no amendment that by applicable Law requires further approval by the holders of Company Capital Stock without the further approval of such shareholders and (b) after receipt of the Parent Shareholder Approval, there shall be made no amendment that by applicable Law requires further approval by the holders of Parent Ordinary Shares without the further approval of such shareholders.  Subject to Section 1.05, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04.  Extension; Waiver.  At any time prior to the Effective Time, the parties (in the case of the Company, acting through or on the recommendation of the Transaction Committee) may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, (c) waive compliance with any of the covenants or agreements contained in this Agreement or (d) waive the satisfaction of any conditions contained in this Agreement (except with respect to the condition set forth in Section 7.01(a)(i), which shall not be waivable); provided, however, that (i) after receipt of the Required Company Shareholder Approvals, there shall be no waiver that by applicable Law requires further approval by the holders of Company Capital Stock without the further approval of such shareholders and (ii) after receipt of the Parent Shareholder Approval, there shall be no waiver that by applicable Law requires further approval by the holders of Parent Ordinary Shares without the further approval of such shareholders.  Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the holders of Parent Ordinary Shares or the holders of Company Capital Stock.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

SECTION 8.05.  Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent, BATUS, Sub or the Company, action by its board of directors (in the case of the Company, acting through or on the recommendation of the

Transaction Committee) or the duly authorized designee of its board of directors (in the case of the Company, such designee having been nominated at the request of the Transaction Committee).

ARTICLE IX

General Provisions

SECTION 9.01.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time.  This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon delivery to the parties at the following addresses or email addresses (or at such other address for a party as shall be specified by like notice):

(a)  if to Parent, BATUS or Sub, to

Globe House, 4 Temple Place
London, WC2R 2PG

Attention:  Assistant General Counsel, Corporate
Email:              Robert_Casey@bat.com

and

Attention:  Head of Legal‒‒M&A
Email:               Craig_Harris@bat.com

with a copy to (which will not constitute notice to Parent, BATUS or Sub):

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

Attention:         Philip A. Gelston, Esq.
David J. Perkins, Esq.
Ting S. Chen, Esq.
Email:                    PGelston@cravath.com
DPerkins@cravath.com
TChen@cravath.com

 (b)  if to the Company, to

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

Attention:  Martin L. Holton III
Email:              holtonm@rjrt.com

with a copy to (which will not constitute notice to the Company):

 Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

 Attention:  Michael J. Aiello
Matthew J. Gilroy
Email:               michael.aiello@weil.com
matthew.gilroy@weil.com

and

Jones Day
250 Vesey Street
New York, NY 10281

Attention:         Randi C. Lesnick
Lizanne Thomas
Alain A. Dermarkar
Email:                    rclesnick@jonesday.com
lthomas@jonesday.com
adermarkar@jonesday.com

SECTION 9.03.  Definitions.  For purposes of this Agreement:

“Action” means any claim, suit, action, arbitration, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial, arbitral or otherwise) by or before any Governmental Entity.

“ADS Ratio” means, as of the Effective Time, the number of Parent Ordinary Shares represented by one Parent ADS.

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.  Notwithstanding anything to the contrary herein, none of Parent or any Parent Subsidiary will be considered an affiliate of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary will be considered an affiliate of Parent or any Parent Subsidiary.

“Business Day” means any day except Saturday, Sunday or any other day on which the North Carolina Department of the Secretary of State or commercial banks in either New York or London are authorized or required by applicable Law to be closed.  Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Cash-Out RSU” means each Company RSU and each Company Performance Share, in each case, that was granted prior to the date hereof, but excluding any Retention RSUs.

“Clean Team Agreement” means the Clean Team Confidentiality Agreement, dated as of December 26, 2016, among Parent and the Company.

“Commonly Controlled Entity” means, with respect to a person, any other person or entity that, together with such first person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law.

“Company Benefit Plans” means any Employee Benefit Plan that is sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company, any Company Subsidiary or any other Commonly Controlled Entity with respect to the Company for the benefit of any Company Personnel.

“Company DSU” means any deferred stock unit that is fully vested and payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted by the Company under a Company Stock Plan or otherwise.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Performance Share” means any performance share award subject to performance-based vesting, payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted by the Company under a Company Stock Plan or otherwise.

“Company Personnel” means any current or former director, officer, employee, individual independent contractor or individual consultant of the Company or any Company Subsidiary.

“Company RSU” means any restricted stock unit award subject solely to time-based vesting and not performance-based vesting (other than performance-based vesting only for purposes of Code Section 162(m)), payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted by the Company under a Company Stock Plan or otherwise.

“Company Stock Awards” means the Company RSUs, Company DSUs and Company Performance Shares.

“Company Stock Plans” means the Reynolds American Inc. 2009 Omnibus Incentive Compensation Plan, the Reynolds American Inc. Amended and Restated 2009 Omnibus Incentive Compensation Plan and the Equity Incentive Award Plan for Directors of Reynolds American Inc. (Amended and Restated Effective December 5, 2013).

“Confidentiality Agreement” means the letter agreement, dated as of December 14, 2016, among Parent and the Company.

“Confidentiality/Antitrust Protocol” means the letter agreement, dated as of December 16, 2016, among Parent, the Company and PricewaterhouseCoopers LLP.

“Deposit Agreement” means the Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among Parent, Citibank, N.A., as depositary, and all holders and beneficial owners of Parent ADSs and the related fee letter agreement with respect thereto, dated as of October 25, 2013, in each case, including any amendment, supplement or replacement thereof.

“Disclosure Guidance and Transparency Rules” means the disclosure guidance and transparency rules made by the FCA under Section 73A of the Financial Services and Markets Companies Act 2000, as amended.

“Employee Benefit Plans” means all (a) employee welfare plans within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (b) pension plans within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), and (c) bonus, incentive, equity or equity related, deferred compensation, vacation, paid time off, stock purchase, stock option, employment, retention, termination, severance, or change of control plans, programs, policies, agreements or other arrangements, other than any such plan, program, policy, agreement or other arrangement that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA, whether or not subject to ERISA (a “Multiemployer Plan”)).

“Environmental Law” means any applicable Law, Judgment or Consent issued or promulgated by any Governmental Entity relating to pollution or the protection of the environment (including ambient air, surface water, groundwater or land), the presence, management, release or disposal of, or exposure to, toxic or hazardous substances or wastes, pollutants or contaminants, including the Toxic Substances Control Act.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Ratio” means 0.5260.

“Financing” means the financing required to consummate the Merger and the other Transactions and to pay related fees and expenses, including any financing pursuant to the New Term Loan Facility or any alternative or replacement financing in lieu thereof, including through one or more issuances of debt securities (other than any debt securities convertible into, exchangeable for or otherwise linked to, any equity security).

“FSMA” means the UK Financial Services and Markets Act 2000.

“Indebtedness” means, with respect to any person, without duplication, (a) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such person or obligations of such person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such person pursuant to securitization or factoring programs or arrangements, (e) all guarantees and arrangements having the economic effect of a guarantee of such person of any Indebtedness of any other person, (f) all obligations or undertakings of such person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (g) letters of credit, bank guarantees and similar contractual obligations entered into by or on behalf of such person or (h) net cash payment obligations of such person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Intellectual Property” means (a) trademarks (registered or unregistered), service marks, brand names, certification marks, trade dress, designs, assumed names, trade names, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (b) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person, (c) works of authorship (whether or not copyrightable), registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, and database rights, (d) any intellectual property or proprietary rights similar to any of the foregoing and (e) patents (including all reissues, divisions, continuations and extensions thereof), patent rights, processes, technology, inventions and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application.

“Knowledge” of any person means, with respect to any matter in question, the actual knowledge of the individuals set forth in Section 9.03(a) of the Company Disclosure Letter or Section 9.03 of the Parent Disclosure Letter, as applicable, after having made reasonable inquiry of those persons primarily responsible for such matter, but without further investigation by such individual.

“Listing Rules” means the listing rules issued by the FCA pursuant to Part 6 of the FSMA.

“Market Abuse Regulation” means the Market Abuse Regulation (2014/596/EU) and its implementing and delegated regulations.

“Material Adverse Effect” with respect to any person means any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, effects, events, circumstances, developments or occurrences, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole; except that in no event will any effect resulting or arising from or relating to any of the following matters be considered, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (a) changes in economic or political conditions or the financing, banking, currency or capital markets in general, including with respect to interest rates or currency exchange rates, (b) changes in Laws or changes in accounting requirements or principles (or interpretation or enforcement thereof), (c) changes affecting industries, markets or geographical areas in which such person or its subsidiaries conduct their respective businesses, (d) the negotiation, announcement, execution, pendency or performance of this Agreement or the consummation of the Transactions, (e) a decline in the market price, credit rating or trading volume of such person’s securities, except that this clause (e) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such decline has resulted in or contributed to a Material Adverse Effect, (f) any natural disaster or any conditions resulting from natural disasters, (g) acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any outbreak, escalation or worsening thereof, (h) any actions required under this Agreement to obtain any approval or authorization under Antitrust Laws for the consummation of the Transactions, except as described in Section 6.03(c), (i) the failure, in and of itself, of such person to meet any internal or published projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics before, on or after the date of this Agreement (it being understood that the underlying facts giving rise or contributing to such change may be taken into account into determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”), (j) any Tobacco Litigation (including any settlement or Judgment related thereto) commenced (i) prior to the date of this Agreement or (ii) on or after the date of this Agreement other than (solely with respect to this subclause (ii)) any Tobacco Litigation brought by or on behalf of any Governmental Entity to the extent such Tobacco Litigation is not a part of or an extension or expansion of any Tobacco Litigation commenced prior to the date of this Agreement or (k) any Menthol Regulatory Action; provided, however, that changes, effects, events or occurrences referred to in clauses (a), (b), (c), (f) or (g) will be considered in determining whether there has been, or would reasonably expected to be, a “Material Adverse Effect” to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of the such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”).

“Menthol Regulatory Action” means any Law, Judgment or Action enacted, promulgated, proposed or threatened by the U.S. Food and Drug Administration or any other Governmental Entity that could have the effect of banning or materially restricting the use of menthol in any product sold or distributed by the Company or Parent or any of their respective subsidiaries.

“New Term Loan Facility” means the Term Loan Facilities Agreement, dated as of January 16, 2017, among Parent, as guarantor, B.A.T Capital Corporation and B.A.T. International Finance p.l.c., as borrowers, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent, and the financial institutions party thereto as mandated lead arrangers and banks.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Share Awards” means any options, conditional awards or other rights over Parent Ordinary Shares granted by Parent under the Parent Share Plans or otherwise which Parent may satisfy by the allotment of new Parent Ordinary Shares.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated organization or other entity.

“Prospectus Rules” means the rules made for purposes of Part 6 of the FSMA in relation to offers of securities to the public and admission of securities to trading on a regulated market.

“Retention RSU” means the Company RSUs granted pursuant to the award agreements listed in Section 9.03(b) of the Company Disclosure Letter.

“Rollover RSU” means any Company RSU or Company Performance Share that, in either case, is not a Cash-Out RSU.

“RSU Exchange Ratio” means the sum of (i) the quotient of (A) the Exchange Ratio over the (B) the ADS Ratio plus (ii) the quotient of (A) the Per Share Cash Consideration over (B) the closing price of one Parent ADS on the last trading date preceding the Closing Date as reported on the NYSE.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person.  For the avoidance of doubt, neither the Company nor any Company Subsidiaries shall be deemed to be a subsidiary of Parent or any of the Parent Subsidiaries for any purposes under this Agreement.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, in each case relating to Taxes and filed or required to be filed with a Governmental Entity, and any amendments thereof.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind (in each case, imposed by a Governmental Entity and in the nature of a tax), together with all interest, penalties and additions imposed with respect to such amounts.

“Tobacco Litigation” means the United States v. Philip Morris, et al., No. 99-02496 (D.D.C.) and any other Actions or Judgments regarding any health or other impacts or alleged health or other impacts, including impacts cognizable under the Racketeer Influenced and Corrupt Organizations Act, from the development, manufacture, distribution, sale, advertising, marketing and/or use of any tobacco product

(including products that are derived from tobacco, such as products containing tobacco-derived nicotine), including for the avoidance of doubt any and all Actions or Judgments regarding the presence of or exposure to smoke from any tobacco product.

SECTION 9.04.  Interpretation.  When a reference is made in this Agreement to an Article, Section, subsection, Schedule or Exhibit, such reference shall be to an Article, Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated.  The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented (other than any amendment to the Filed Company SEC Documents after the date of this Agreement), unless otherwise specifically indicated.  References to a person are also to its permitted successors and assigns.  References to “dollars” or “$” are to U.S. dollars, unless otherwise specifically indicated.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.05.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which will be deemed an original.

SECTION 9.07.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the Exhibits hereto), taken together with the Company Disclosure Letter, the Parent Disclosure Letter, the Clean Team Agreement, the Confidentiality Agreement and the

Confidentiality/Antitrust Protocol (but excluding, for the avoidance of doubt, the Governance Agreement), (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for the provisions of Section 6.07 and the last two sentences of Section 8.02, are not intended to confer upon any person (including any shareholder of any party) other than the parties any rights or remedies.

SECTION 9.08.  Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of North Carolina or England, or both, are mandatorily applicable to the Transactions.  Each of the parties hereto irrevocably agrees that any action, suit or proceeding arising out of this Agreement or any Transaction and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the Federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom.  In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of such court in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any Transaction in any such court or that any such action, suit, or proceeding brought in such court has been brought in an inconvenient forum, (d) agrees that it will not bring any action, suit or proceeding arising out of this Agreement or any Transaction in any court other than any such court and (e) agrees that each of the other parties will have the right to bring any action, suit or proceeding for enforcement of a judgment entered by such court.  Each of Parent, BATUS, Sub and the Company agrees that a final judgment in any action, suit or proceeding by any such court will be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

SECTION 9.09.  Assignment.  Subject to Section 1.05 and Section 2.01(e), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties hereto; provided that Parent, BATUS and Sub may assign their rights and obligations pursuant to this Agreement to any direct or indirect wholly owned subsidiary of Parent (including, for the avoidance of doubt, any such subsidiary incorporated after the date of this Agreement) after providing written notice thereof to the Company at least one Business Day prior to such assignment and; provided that no such assignment will relieve Parent or Merger Sub of any of its obligations hereunder.  Any purported assignment without such prior written consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10.  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

SECTION 9.11.  Waiver of Jury Trial.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

IN WITNESS WHEREOF, Parent, BATUS, Sub and the Company have duly executed this Agreement, all as of the date first written above.

BRITISH AMERICAN TOBACCO P.L.C.

by	/s/ Robert Casey
Name: Robert Casey
Title: Assistnat General Counsel – Corporate

BATUS HOLDINGS INC.

By:	/s/ Brent Cotton
Name: Brent Cotton
Title: President

FLIGHT ACQUISITION CORPORATION

By:	/s/ Brent Cotton
Name: Brent Cotton
Title: President

REYNOLDS AMERICAN INC.

By:	/s/ Debra A. Crew
Name: Debra A. Crew
Title: President and Chief Executive Officer

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